Form 20-F/A
period 2025-03-31
iOThree Ltd
filed 2025-08-06
CIK 1997637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

iOThree Limited (the “Company”) is filing this Amendment No. 1 to Form 20-F/A (“Form 20-F/A”) for the fiscal year ended March 31, 2025 to include the consolidated financial statements and Audit Alliance LLP’s (“AA”) updated audit report on iOThree Limited’s consolidated financial statements for the three-year period ended March 31, 2025. This Form 20-F/A amends the annual report on Form 20-F for the fiscal year ended March 31, 2025 (“Original Filing”) filed by iOThree Limited with the Securities and Exchange Commission (the “SEC”) on June 30, 2025 (“Original Filing Date”).

The Original Filing inadvertently omitted the consolidated financial statements for the fiscal year ended March 31, 2023. This Form 20-F/A does not revise or restate the Company’s consolidated financial statements for the fiscal years ended March 31, 2025 and 2024 included in the Original Filing.

Pursuant to Rule 12b-15 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required pursuant to Rule 13a-14 of the Exchange Act that were included as exhibits to the Original Filing, have been re-executed as of the date of this Form 20-F/A and are included as Exhibits 12.1, 12.2, and 13.1, respectively.

Other than as described above, this Form 20-F/A does not and does not purport to amend, update or revise in any way the disclosures made in the Original Filing. This Form 20-F/A should be read in conjunction with the Original Filing and other information that iOThree Limited has filed or furnished to the SEC subsequent to the Original Filing Date.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with U.S. GAAP.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Form 6-K filed on April 15, 2025)
2.1	Description of Securities Registered Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2025)
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2025)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2025)
4.3	Underwriting Agreement, dated as of April 9, 2025, by and among the Company, the Selling Shareholders, and Eddid Securities USA Inc. (as representative of the underwriters named therein). (incorporated by reference to Exhibit 1.1 to Form 6-K filed on April 15, 2025)
4.4	Tenancy Agreement for the Registrant’s Principal Office in Singapore dated June 6, 2024 (incorporated by reference to Exhibit 10.1 to Registration Statement on Form F-1/A filed on March 21, 2025)
4.5	Tenancy Agreement for the Registrant’s Warehouse in Singapore dated March 1, 2025 (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on March 21, 2025)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2025)
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on March 21, 2025)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2025)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed on June 30, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive Compensation Plan or Agreement

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IOTHREE LIMITED

Date: August 6, 2025	By:	/s/ Eng Chye Koh
	Name:	Eng Chye Koh
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

IOTHREE LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IOTHREE Limited and Subsidiaries (collectively referred to as the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

August 6, 2025

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

	Years ended March 31,
	2025	2024	2023

Revenues, net	$10,478,550	$8,570,070	$7,487,564

Cost of revenue	(8,614,316)	(6,724,479)	(5,231,836)

Gross profit	1,864,234	1,845,591	2,255,728

Operating cost and expenses:
Sales and marketing expenses	(579,042)	(406,870)	(348,786)
General and administrative	(1,475,028)	(1,453,282)	(853,462)
Other operating expenses	(12,818)	(18,588)	(4,106)
Total operating cost and expenses	(2,066,888)	(1,878,740)	(1,206,354)

(Loss) / profit from operations	(202,654)	(33,149)	1,049,374

Finance income	23,671	20,743	14,110
Finance cost	(34,702)	(35,830)	(23,951)

(Loss) / profit before income taxes	(213,685)	(48,236)	1,039,533

Income tax (expense) / credit	(16,830)	43,790	(115,373)

NET (LOSS) / PROFIT	$(230,515)	$(4,446)	$924,160

Net (loss) / profit per share
Basic and diluted	$(0.01)	$- **	$0.04

Weighted average number of ordinary shares outstanding
Basic and diluted	24,000,000	24,000,000 *	24,000,000 *

*	Giving retroactive effect to the 24,000,000 shares issued and outstanding following the share consolidation and share split on August 22, 2024, starting from the earliest period presented.
**	The net income per share for year ended March 31, 2024 is immaterial.

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary share		Additional		Total
	No. of shares	Amount	paid-in capital	Retained earnings	shareholders’ equity

Balance as of April 1, 2022	*24,000,000	$150,000	$652,637	$624,785	1,427,422

Dividends declared and paid to the former shareholders	-	-	-	(78,640)	(78,640)
Net Income for the year	-	-	-	924,160	924,160
Balance as of April 1, 2023	*24,000,000	150,000	652,637	1,470,305	2,272,942

Dividends declared and paid to the former shareholders	-	-	-	(292,500)	(292,500)
Net loss for the year	-	-	-	(4,446)	(4,446)
Balance as of March 31, 2024	*24,000,000	150,000	652,637	1,173,359	1,975,996

Net loss for the year	-	-	-	(230,515)	(230,515)
Balance as of March 31, 2025	24,000,000	$150,000	652,637	$942,844	1,745,481

*	Giving retroactive effect to the 24,000,000 shares issued and outstanding following the share consolidation and share split on August 22, 2024, starting from the earliest period presented.

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Year ended March 31,
	2025	2024	2023

Cash flows from operating activities:
(Loss) / profit before income taxes	$(213,685)	$(48,236)	$1,039,533
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	475,460	310,384	186,929
Bad debt expenses	-	1,435	7,025
Unrealised foreign exchange (gains) / losses, net	(2,861)	6,088	13,686
Amortization of intangible assets	74,147	60,003	58,253
Change in operating assets and liabilities:
Accounts receivable	(371,259)	81,952	(314,382)
Net investment in sales-type leases	96,983	(171,705)	(213,095)
Inventories	221,911	263,735	(740,757)
Deposits, prepayments, and other receivables	59,475	(127,282)	(235,344)
Accounts payable	(77,174)	213,346	767,962
Customer deposits	(189,735)	1,195,661	169,111
Other payables and accrued liabilities	432,055	(105,338)	29,254
Income tax payable	(17,220)	(48,623)	(42,223)
Net cash provided by operating activities	488,097	1,631,420	725,952

Cash flows from investing activities:
Purchase of property and equipment	(548,739)	(468,355)	(7,179)
Purchase of intangible assets	(32,311)	(23,010)	(112,003)
Net cash used in investing activities	(581,050)	(491,365)	(119,182)

Cash flows from financing activities:
Funds injected by a shareholder	-	700,000	-
Proceeds from lease financing	335,003	382,316	-
Repayment of bank borrowings	(45,139)	(43,120)	(40,822)
Dividends paid	-	(277,891)	(78,640)
Repayment of lease liabilities	(570,279)	(464,211)	(290,875)
Payment of deferred offering costs	(185,117)	(836,288)	-
Net cash used in financing activities	(465,532)	(539,194)	(410,337)
Effect on exchange rate change on cash and cash equivalents	6,510	(7,317)	(6,634)

Net change in cash and cash equivalent	(551,975)	593,544	189,799

BEGINNING OF YEAR	995,092	401,548	211,749

END OF YEAR	$443,117	$995,092	$401,548

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$17,220	$48,623	$55,255
Cash paid for interest	$34,702	$35,830	$29,331

See accompanying notes to consolidated financial statements.

NOTE－ 1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

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

Description of subsidiaries incorporated and controlled by the Company as at balance sheet date:

Name	Background	Effective ownership

iOThree Maritime Technologies Limited (“iO3 BVI”)	● British Virgin Islands company ● Incorporated on August 21, 2023 ● Issued and outstanding 1,000 ordinary shares for US$1,000 ● Investment holding ● Provision of investment holding	100% owned by iOThree Cayman

iO3 Pte. Ltd. (“iO3 Singapore”)	● Singaporean company ● Incorporated on February 19, 2019 ● Issued and outstanding 147,360 ordinary shares for US$802,137 ● Satellite communications and software	100% owned by iO3 BVI

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

The financial statements of the Company were prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company. Accordingly, the results of the Company include the results of the subsidiaries for year ended March 31, 2025, 2024 and 2023. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

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

NOTE － 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The Company is subject to GST which is levied on the products at the rate of 0% - 9% (2024: 0% - 9% and 2023: 0% - 8%) on the invoiced value of sales in Singapore. The Company records its revenues on product sales, net of good & service taxes (“GST”).

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

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $65,841, $67,994 and $15,489 for the year ended March 31, 2025, 2024 and 2023, respectively.

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

The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were $17,079, $19,436 and $52,970 for the years ended March 31, 2025, 2024 and 2023, respectively from the Singapore Government.

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

For the year ended March 31, 2025, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2025 and March 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. The contributions made for the year ended March 31, 2025, 2024 and 2023 were $248,842, $181,512 and $143,970 respectively.

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

NOTE － 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE (RESTATEMENT)

The Company has disaggregated its revenue from contracts with customers into categories based on the business segment and nature of the revenue in the following table:

	Years ended March 31,
	2025				2024				2023
	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total
Revenue
Subscription	$4,408,157	503,586	—	4,911,743	$3,678,354	369,179	—	4,047,533	$3,605,177	84,770	—	3,689,947
Equipment, device and services	2,250,024	3,316,783	—	5,566,807	1,933,744	2,588,793	—	4,522,537	1,381,085	2,416,532	—	3,797,617
	6,658,181	3,820,369	—	10,478,550	5,612,098	2,957,972	—	8,570,070	4,986,262	2,501,302	—	7,487,564
Cost of revenue
Subscription	$(2,920,327)	(532,030)	—	(3,452,357)	$(2,018,989)	(363,207)	—	(2,382,196)	$(2,222,496)	(133,400)	—	(2,355,896)
Equipment, device and services	(2,036,887)	(3,125,072)	—	(5,161,959)	(1,931,319)	(2,410,964)	—	(4,342,283)	(1,176,274)	(1,699,666)	—	(2,875,940)
	(4,957,214)	(3,657,102)	—	(8,614,316)	(3,950,308)	(2,774,171)	—	(6,724,479)	(3,398,770)	(1,833,066)	—	(5,231,836)
Gross profit / (loss)
Subscription	$1,487,830	(28,444)	—	1,459,386	$1,659,365	5,972	—	1,665,337	$1,382,681	(48,630)	—	1,334,051
Equipment, device and services	213,137	191,711		404,848	2,425	177,829	—	180,254	204,811	716,866	—	921,677
	1,700,967	163,267	-	1,864,234	1,661,790	183,801	—	1,845,591	1,587,492	668,236	—	2,255,728

Operating expenses	$(124,265)	—	(1,942,623)	(2,066,888)	$(74,844)	—	(1,803,896)	(1,878,740)	$(59,253)	—	(1,147,101)	(1,206,354)
Income/(loss) from operations	1,576,702	163,267	(1,942,623)	(202,654)	1,586,946	183,801	(1,803,896)	(33,149)	1,528,239	668,236	(1,147,101)	1,049,374)

Finance income	23,671	—	—	23,671	20,743	—	—	20,743	14,110	—	—	14,110
Finance cost	(29,015)	—	(5,687)	(34,702)	(29,370)	—	(6,460)	(35,830)	(15,874)	—	(8,077)	(23,951)
Income/ (loss) before income taxes	1,571,358	163,267	(1,948,310)	(213,685)	1,578,319	183,801	(1,810,356)	(48,236)	1,526,475	668,236	(1,155,178)	1,039,533)

	March 31, 2025				March 31, 2024
	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total

Segment assets	$2,496,724	1,119,209	2,050,572	5,666,505	$2,952,219	1,022,426	1,878,306	5,852,951
Segment liabilities	2,225,732	802,457	892,835	3,921,024	415,372	228,261	3,233,322	3,876,955

The following table presents revenues earned from external customers:

	Year ended March 31,
	2025	2024	2023

Subscription income from satellite connection service	$4,408,157	$3,678,354	$3,605,177
Sales and lease of satellite network equipment and device	2,250,024	1,933,744	1,381,085
Subscription income from Jarviss	503,586	369,179	84,770
Revenue from IT support services	3,194,055	2,418,470	2,133,923
Revenue from shipboard support services	122,728	170,323	282,609
	$10,478,550	$8,570,070	$7,487,564

The major customers (refer to Note 16(a) for further details) contributed for $2,424,451 (2024: $869,824 and 2023: $1,021,886) of the Company’s total revenue.

Included in the revenue from sales and lease of equipment, device and services of satellite connectivity solution of $2,250,024 (2024: $1,933,744 and 2023: $1,381,085), the lease income from sales-type lease and operating lease are as below:

	Year ended March 31,
	2025	2024	2023

Sales-type lease income	$147,707	$409,931	$369,439
Operating lease income	226,500	116,150	24,000
	$374,207	$526,081	$393,439

The following table presents revenues by geographic area based on the countries in which the customer is located:

	Year ended March 31,
	2025	2024	2023

Singapore	$5,228,044	$3,407,171	$3,486,682
Israel	1,316,832	869,824	752,121
Malaysia	1,126,294	1,130,439	1,178,936
Vietnam	675,186	534,472	294,146
Republic of Marshall Islands	428,251	376,457	265,403
Thailand	295,814	625,178	576,644
Indonesia	398,979	816,023	566,769
Republic of China	239,124	56,500	134,238
Others	770,026	754,006	232,625
	$10,478,550	$8,570,070	$7,487,564

NOTE－ 4 FINANCE INCOME

Finance income consisted of interest income from sales-type lease as a lessor.

NOTE－ 5 FINANCE COSTS

Finance costs consisted of the following:

	Year ended March 31,
	2025	2024	2023

Interest expense in relating to finance lease	$29,015	$29,370	$15,874
Interest expense in relating to bank borrowing	5,687	6,460	8,077
	$34,702	$35,830	$23,951

NOTE－ 6 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2025	March 31, 2024

Accounts receivable, net	$1,325,186	$954,917

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. For the year ended March 31, 2025, 2024 and 2023, the Company made no allowance for doubtful accounts.

Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. There was no bad debt write-offs for the year ended March 31, 2025 (2024: $1,435 and 2023: $7,025).

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

NOTE－ 7 INVENTORIES

The Company’s inventories consisted of the following:-

	March 31, 2025	March 31, 2024

Satellite network and information technology equipment, at cost	$690,521	$912,432

No reserve for obsolete inventories as of March 31, 2025 and March 31, 2024.

NOTE－ 8 DEFERRED OFFERING COSTS

Included in the deposits, prepayments and other receivables, the deferred offering costs as of March 31, 2025 and March 31, 2024 were as follows:

	March 31, 2025	March 31, 2024

Deferred offering costs	$1,021,405	$836,288

NOTE－ 9 PROPERTY AND EQUIPMENT, NET

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

Depreciation expense for the year ended March 31, 2025, 2024 and 2023 were included in cost of revenue and general and administrative expenses as below:-

	Year ended March 31,
	2025	2024	2023

Cost of revenue:
Depreciation on equipment under finance lease	$255,189	$139,020	$101,854
General and administrative expenses
Depreciation on rights of use assets under operating lease	156,432	140,239	59,290
Depreciation on other assets	63,839	31,125	25,785
	$475,460	$310,384	$186,929

NOTE－ 10 LEASES

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

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet.

	March 31, 2025	March 31, 2024

Assets
Finance lease, right-of-use assets, net	$622,075	$469,617
Operating lease, right-of-use assets, net	126,372	125,735
Total right-of-use asset	$748,447	$595,352

Liabilities
Current:
Finance lease liabilities	$308,125	$317,057
Operating lease liabilities	115,945	112,392
	424,070	429,449

Non-current:
Finance lease liabilities	216,430	283,878
Operating lease liabilities	-	5,692
	216,430	289,570
Total lease liabilities	$640,500	$719,019

	Year ended March 31,
	2025	2024	2023

Finance lease cost:
Interest on lease liabilities (per ASC 842)	$25,559	$21,868	$15,874

Operating lease cost:
Operating lease expense (per ASC 842)	159,889	147,741	63,953
Total lease expense	$185,448	$169,609	$79,827

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. There were no short-term leases for years ended March 31, 2025, March 31, 2024 and March 31, 2023.

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

Lease income in operating lease

The Company has entered into lease agreements with customers for rental of equipment. The leases are fixed payment and the lease terms are 3 years. The Company recognized the lease payments as revenue in profit or loss over the lease term on a straight-line basis as below:

	Year ended March 31,
	2025	2024	2023

Lease income relating to operating lease	$226,500	$116,150	$24,000

The operating lease term is 3 years. As of March 31, 2025 and March 31, 2024, undiscounted cash flows of our operating lease receivables from customers for the next three years and thereafter were as follows:

	March 31, 2025	March 31, 2024

Less than 1 year	$235,200	$177,000
From 1 to 2 years	143,050	154,200
From 2 to 3 years	34,200	62,050
	$412,450	$393,250

NOTE－ 11 INTANGIBLE ASSETS

	March 31, 2025	March 31, 2024

Intangible assets:
Software license	$528,031	$420,021
Software under development	32,311	108,010
	560,342	528,031
Less: accumulated amortization	(192,403)	(118,256)
Intangible assets, net	$367,939	$409,775

The amortization expense, included in the cost of revenue, for year ended March 31, 2025, 2024 and 2023 was $74,147, $60,003 and $58,253 respectively.

As of March 31, 2025, the estimated future amortization of finite-lived intangible assets for the next five years and thereafter was as follows:

Year ended March 31, 2026	$75,433
Year ended March 31, 2027	75,433
Year ended March 31, 2028	75,433
Year ended March 31, 2029	75,433
Thereafter	33,896
Total	$335,628

NOTE－ 12 BANK BORROWING

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

NOTE － 13 SHAREHOLDERS’ EQUITY (RESTATEMENT)

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

Dividend Distribution

	March 31, 2025	March 31, 2024

Declared and paid during the financial year ended

Dividends on ordinary shares:
- Interim exempt (one-tier) dividends of Nil (March 31, 2024: $1.98 cents) per share	$-	$292,500

NOTE－ 14 INCOME TAXES

The provision for income taxes consisted of the following:

	Year ended March 31,
	2025	2024	2023

Current income tax expense	$-	$-	$115,373
Under / (over) provision for income taxes in prior financial years	16,830	(43,790)	-
	$16,830	$(43,790)	$115,373

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

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the year ended March 31, 2025, 2024 and 2023 are as follows:

	Year ended March 31,
	2025	2024	2023

(Loss) / profit before income taxes	$(213,685)	$(48,236)	$1,039,533
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	(36,326)	(8,200)	176,721
Tax incentives	-	(28,995)	(33,747)
Tax effect of deductible contractual lease payment	(26,863)	(25,738)	(11,978)
Tax effect of non-deductible items	102,667	72,042	51,345
Tax exemptions in relating to newly incorporated company	-	(13,072)	(13,072)
Utilization of capital allowance	(39,478)	(37,962)	(19,668)
Under / (over) provision of income taxes in prior financial years, net	16,830	(43,790)	(22,917)
Others	-	41,925	(11,311)
	$16,830	$(43,790)	$115,373

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and March 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended March 31, 2025, 2024 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2025.

NOTE－ 15 RELATED PARTY TRANSACTIONS

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE－ 16 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended March 31, 2025, 2024 and 2023, the customers who accounted for 10% or more of the Company’s revenue are as below:

	2025		2024		2023
	Percentage of revenue	Accounts receivable	Percentage of revenue	Accounts receivable	Percentage of revenue	Accounts receivable

Customer A (Digitalization and other solution segment)	12.6%	$2,212	10.2%	$-	10.0%	$-
Customer B (Connectivity segment)	10.6%	142,058

(b)	Major vendors

For the year ended March 31, 2025, 2024 and 2023, the vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2025		2024		2023
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable

Vendor A	14.1%	$214,605	18.50%	$352,444	22.5%	$143,696
Vendor B	13.3%	111,668

(c)	Credit risk

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

NOTE－ 17 COMMITMENTS AND CONTINGENCIES

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

NOTE－ 18 OFF-BALANCE SHEET TRANSACTIONS

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

NOTE－ 19 SUBSEQUENT EVENTS

On 23 April 2025, the Group incorporated a new wholly owned subsidiary, iO3 Sdn Bhd, in Malaysia. iO3 Sdn. Bhd is wholly owned by the Group’s Singapore-based subsidiary, iO3 Pte Ltd. and it is mainly engaged in the business of satellite communications and software.

On July 29, 2025, the Board has approved the Equity Incentive Plan (the “Plan”), pursuant to which the Company is authorized to issue up to 6,412,500 ordinary shares, of par value of $0.00625 each in the form of incentive share options, nonstatutory share options, restricted shares, restricted share units and share appreciation rights to employees, directors, and consultants of the Company or any affiliates of the Company. The Plan will expire ten years from the date of approval.

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