Form 20-F
period 2026-03-31
iOThree Ltd
filed 2026-07-07
CIK 1997637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

161 Kallang Way, #07-01 and #07-08, Singapore 349247

(Address of principal executive offices)

Eng Chye Koh, Chief Executive Officer and Chairman

Tel: +65 3105 1699

Email: ir@io3.sg

161 Kallang Way, #07-01 and #07-08, Singapore 349247

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.0625 per share	IOTR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of March 31, 2026, 2,296,566 Ordinary Shares, par value $0.0625 per share, and 1,831,675 Class A shares, par value $0.0625 per share.

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

Year Ended March 31, 2026

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

“Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Class A shares” means class A shares in the capital of the Company of US$0.0625 par value, each carrying fifty (50) votes.

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

Financial Information in U.S. Dollars

The consolidated financial statements of the Company and the Group are presented in United States Dollar, which is the functional and presentation currency of the Company and the presentation currency of the Group.

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Assets and liabilities of subsidiaries whose functional currency is not the US$ are translated into US$ at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the reporting period. Translation adjustments are recorded in other comprehensive income and accumulated in shareholders’ equity as foreign currency translation reserve.

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

Summary Risk Factors

Risks Related to Our Business and Industry

●	We are an early-stage company with a limited operating history. Our relatively short track record makes it difficult to evaluate our historical performance or predict our future prospects.

●	Loss of key employees and the inability to continuously recruit and retain qualified employees could hurt our competitive position.

●	The emergence of a competing maritime digital shipboard platform or other similar product and service could reduce the competitive advantage we believe we currently enjoy with JARVISS, which offers an open, participative infrastructure for a diversified portfolio of applications to be transmitted efficiently, with built-in cybersecurity protection.

●	Satellite failures or degradations in satellite performance could affect our business, financial condition and results of operations.

●	We generate a significant percentage of our revenue from certain key customers, and anticipate this concentration will continue for the foreseeable future, and the loss of one or more of our key customers could negatively affect our business and operating results.

●	As we rely on a small number of suppliers, supplier concentration may expose us to significant financial credit or performance risk.

●	Defects, errors or other performance problems in our software or hardware, or the third-party software or hardware on which we rely, could harm our reputation, result in significant costs to us, impair our ability to sell our systems and subject us to substantial liability.

●	We are devoting significant resources to research and development efforts that may be unsuccessful. If we are unable to improve our existing products and services and develop new, innovative products and services, our sales and market share may decline.

●	Our reliance on distributors could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Risks Related to Legal, Regulatory and Governmental Matters

●	Most of the registrant’s operations are carried out in Singapore. As a result, our operations are subject to various political, economic, and other risks and uncertainties.

●	It will be difficult to obtain jurisdiction and enforce liabilities against our officers, directors and assets outside the United States.

●	We may become subject to warranty claims, product recalls and product liability claims and may be adversely affected by unfavorable court decisions or legal settlements.

Risks Related to Intellectual Property, Information Technology, Data Privacy and Cybersecurity

●	A material failure, inadequacy, interruption or security failure of our technology networks and related systems could harm our business.

●	We depend on cloud-based data services operated by third parties, and any disruption in the operation of these services could harm our business.

●	Cybersecurity breaches, attacks and other similar incidents, as well as other disruptions, could compromise our confidential and proprietary information, including personal information, and expose us to liability and regulatory fines, increase our expenses, or result in legal or regulatory proceedings, which would cause our business and reputation to suffer.

●	We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks and potential liability.

●	We use open-source software in our systems, which could negatively affect our ability to offer our systems and subject us to litigation and other actions.

Risks Related to Ownership of Our Securities

●	We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	In addition to being a foreign private issuer, we are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, are eligible for exemptions from certain corporate governance requirements.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Our Second Amended and Restated Memorandum and Articles of Association designate the Cayman Islands as the exclusive forum for certain litigation that may be initiated by our shareholders and the United States District Court for the Southern District of New York as the exclusive forum for litigation arising under the federal securities laws of the United States, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

●	Our Ordinary Shares will be subject to potential delisting if we do not meet or continue to maintain the listing requirements of Nasdaq.

●	Our share price has fallen significantly and we could be delisted in which case broker-dealers may be discouraged from effecting transactions in our Ordinary Shares because they may be considered penny stocks and thus be subject to the penny stock rules.

●	Our dual-class share structure concentrates voting power in holders of Class A shares, including entities controlled by our founder, Chairman and Chief Executive Officer, which limits the ability of holders of Ordinary Shares to influence corporate decisions and may adversely affect the trading price of our Ordinary Shares.

●	For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

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

We derive a significant portion of our revenue from a limited number of customers. For the years ended March 31, 2026, 2025 and 2024, our top five customers contributed approximately 56.7%, 44.0% and 34.1% of the total revenue of our company, respectively. If we fail to deliver upon contracts with these five customers, or upon the contracts of other large customers, or if demand by these customers for our products decreases substantially, our revenues and operating results could be materially adversely affected. Any slowdown or a disruption in the growth of these customers’ markets could adversely affect our financial condition and results of operations.

As we rely on a small number of suppliers, supplier concentration may expose us to significant financial credit or performance risk.

Our solutions rely on the supply of services, equipment, or software which we may purchase from a small number of third-party suppliers. Purchases from our five largest suppliers contributed approximately 46.5%, 50.1% and 49.8% of our total cost of sales for the years ended March 31, 2026, 2025 and 2024, respectively. As we continue to grow our business, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms. The failure to diversify our supplier network could have an adverse effect on our results of operations, financial condition and cash flows.

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

Deterioration of the financial condition of our customers could adversely impact our collection of accounts receivable and may result in delays in product orders or contract negotiations. For the years ended March 31, 2026, 2025 and 2024, our top five customers contributed approximately 56.7%, 44.0% and 34.1% of the total revenue of our company, respectively. As of March 31, 2026, 2025 and 2024, accounts receivable with these customers were approximately $467,358, $269,844 and $118,000, respectively. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for credit losses. Based on our review of our customers, we currently have no reserves for uncollectible accounts. If our accounts receivable become uncollectible, our operating results would be negatively impacted. Further, recent global inflationary trends and financial markets volatility have resulted in funding constraints that may affect the timing and scale of investments in new communications technologies by some of our existing and prospective customers. The effects of recent macroeconomic uncertainties on our customers have also resulted in delays to contract negotiations or customer orders, and may result in further delays. Any new or further delays in new contracts or customer orders could materially adversely affect our financial condition and operating results.

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

Our results of operations could be adversely affected by global or regional economic, political and health conditions. A global financial crisis or global or regional political and economic instability (including changes in inflation, interest rates and overall economic conditions and uncertainties), wars, terrorism, civil unrest, outbreaks of disease, and other unexpected events, such as supply chain constraints or disruptions, could cause extreme volatility, increase our costs and disrupt our business. Business disruptions could include, among others, disruptions to our commercial activities, including due to supply chain or distribution constraints or challenges, as well as temporary closures of our facilities and the facilities of suppliers or contract manufacturers in our supply chain. For example, these macroeconomic factors could affect the ability of our current or potential future manufacturers, sole source or single source suppliers, licensors or licensees to remain in business, or otherwise manufacture or supply components, materials or services relevant to our products. Any failure by any of them to remain in business could affect our ability to manufacture products or meet demand for our products. In addition, if inflation or other factors were to significantly increase our business costs, we may be unable to pass through price increases to our customers. Interest rates and the ability to access credit markets could also adversely affect the ability of our customers to purchase our products.

Ongoing geopolitical instability continues to pose significant risks to global economic conditions. The prolonged conflict between Russia and Ukraine, now in its fourth year, has further entrenched divisions in global trade and energy markets. Escalating tensions in the Middle East, including the expansion of hostilities beyond the Israel-Gaza conflict into broader regional confrontations, have disrupted critical shipping routes and contributed to energy price volatility. Heightened tensions in the Taiwan Strait and the South China Sea have introduced additional uncertainty into semiconductor and advanced technology supply chains. Beginning in 2025 and continuing into 2026, the United States has imposed sweeping tariffs on imports from China, the European Union, and other major trading partners, prompting retaliatory measures that have significantly disrupted established trade flows, increased input costs, and complicated supply chain planning. Our ability to mitigate the impact of tariffs through supply chain adjustments or price increases to customers may be limited, particularly in a period of slowing global demand.

In addition, the governments of the United States, the European Union, Japan, and other jurisdictions have significantly expanded sanctions regimes, export controls, and foreign investment screening mechanisms—particularly those involving advanced technologies such as semiconductors, artificial intelligence, and quantum computing. China, Russia, and other affected jurisdictions have adopted retaliatory measures, including restrictions on critical mineral exports, data localization requirements, and countersanctions targeting foreign entities. The rapid evolution of regulations governing artificial intelligence, data privacy, cybersecurity, and environmental sustainability across multiple jurisdictions further creates compliance challenges and may require us to modify our products, operations, or business practices in ways that increase costs or limit market access. Any of the foregoing factors, individually or in the aggregate, could reduce the availability of critical raw materials and components, limit our ability to operate in or source from certain markets, increase compliance costs, and contribute to broader volatility in global financial markets, any of which may have a material adverse effect on our business, financial condition, and results of operations.

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

Our business is based mainly on our proprietary technology and related products and services. In the future, we may establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. Because of the rapid technological changes and innovation that characterize the maritime connectivity and digital solutions industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. We do not have any registered patents or software copyrights, and currently are in the process of applying for a trademark for JARVISS (i) under the international registration governed exclusively by the Madrid Protocol covering jurisdictions including Malaysia, Thailand, Vietnam, the Philippines, Indonesia, China, Japan, European Union Intellectual Property Office (EUIPO), United Kingdom and Brunei, (ii) in Hong Kong, and (iii) in Taiwan. As of the date of this report, we have successfully registered the trademark for “JARVISS” with European Union Intellectual Property Office (EUIPO), United Kingdom, Brunei, Taiwan, Japan, Indonesia, Singapore and the Philippines. Our actions to protect our proprietary rights in our JARVISS and V.Suite as well as other products may be insufficient to protect our intellectual property rights and prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S., or we may have failed to enter into non-disclosure and intellectual property assignment agreements with certain persons, or the agreements we entered into may be found inadequate or we may encounter difficulties in enforcing our legal or contractual rights. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

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

Because we qualified as a foreign private issuer under the federal securities laws, we were exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) certain insider reporting requirements and the short-swing profit recovery provisions of Section 16(b), and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. However, effective March 18, 2026, our directors and officers became subject to Section 16(a) beneficial ownership reporting obligations and must file applicable reports with the SEC. Any director or officer who becomes a more-than-5% beneficial owner also has reporting obligations under Section 13(d) of the Exchange Act and related rules. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish interim financial statements on Form 6-K, and even though we are required to furnish reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to the laws of the Cayman Islands or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, and (2) a majority of our directors or executive officers are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

In addition to being a foreign private issuer, we are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, are eligible for exemptions from certain corporate governance requirements.

We are a “controlled company” as defined under the Nasdaq Listing Rules because our founder, Mr. Koh, beneficially owns more than 50% of our total voting power through his beneficial ownership of Class A shares. As a result, Mr. Koh has the ability to control or significantly influence the outcome of most (or all, as applicable) matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors and the requirements regarding compensation and nominating committees. Although we currently do not rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

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

Specifically, the Company intends to follow the provisions of the laws of the Cayman Islands and its Second Amended and Restated Memorandum and Articles of Association in lieu of certain corporate governance requirements under the Nasdaq Listing Rules in the future:

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than as set forth in our Second Amended and Restated Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Second Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our Second Amended and Restated Memorandum and Articles of Association designate the Cayman Islands as the exclusive forum for certain litigation that may be initiated by our shareholders and the United States District Court for the Southern District of New York as the exclusive forum for litigation arising under the federal securities laws of the United States, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Second Amended and Restated Memorandum and Articles of Association designate the courts of the Cayman Islands as the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Second Amended and Restated Memorandum and Articles of Association, including but not limited to any purchase or acquisition of our Ordinary Shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

However, our Second Amended and Restated Memorandum and Articles of Association contains a provision which provides that, unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring our securities cannot waive compliance with the federal securities laws of the United States and the rules and regulations thereunder with respect to claims arising under the Securities Act and shall be deemed to have notice of and consented to the same.

The forum selection provisions in our Second Amended and Restated Memorandum and Articles of Association may increase a shareholder’s cost and limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation, memorandum and articles of association and/or equivalent constitutional documents has been challenged in legal proceedings, and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find these provisions in our Second Amended and Restated Memorandum and Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business, financial conditions and results of operations.

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

On June 3, 2025, we received a written notification from Nasdaq notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) and was provided 180 calendar days, or until December 1, 2025, to regain compliance. We regained compliance following the effectiveness of our one-for-ten reverse share split on November 10, 2025.

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

Our Second Amended and Restated Memorandum and Articles of Association authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designations, preferences, limitations and relative rights, including preferences over our Ordinary Shares respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred shares could adversely impact the voting power or value of our Ordinary Shares. For example, we might grant holders of preferred shares the right to elect some number of our directors in all events or on the occurrence of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred shares could affect the residual value of our Ordinary Shares.

Our dual-class share structure concentrates voting power in holders of Class A shares, which limits the ability of holders of Ordinary Shares to influence corporate decisions and may adversely affect the trading price of our Ordinary Shares.

On October 10, 2025, at the Extraordinary General Meeting of Members of the Company, our shareholders approved the Second Amended and Restated Memorandum and Articles of Association, pursuant to which our share capital was changed to consist of Ordinary Shares, Class A shares and preferred shares. At the meeting, our shareholders also approved the redesignation of 403,435 Ordinary Shares held by All Wealthy International Limited and 1,428,240 Ordinary Shares held by iO3 Strategic Investments Limited, in each case on a post-reverse-split basis, as issued Class A shares on a one-for-one basis. Each Class A share is entitled to 50 votes, compared to one vote per Ordinary Share. Approximately 1,831,675 Class A shares are held by entities controlled by Mr. Eng Chye Koh, our founder, Chairman and Chief Executive Officer. Following the issuance of 2,298,852 Ordinary Shares in the January 2026 private placement, Mr. Koh beneficially owns approximately 96.89% of the aggregate voting power of our outstanding shares, making us a “controlled company” within the meaning of the Nasdaq Listing Rules.

This concentration of voting control limits the ability of holders of Ordinary Shares to influence the outcome of important corporate matters. Holders of Class A shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to our Second Amended and Restated Memorandum and Articles of Association, and other significant corporate actions. The holders of Class A shares may vote in a manner with which you disagree or which may be adverse to your interests.

Our dual-class share structure may also adversely affect the trading market for our Ordinary Shares. Certain index providers, including S&P Dow Jones and FTSE Russell, have announced restrictions on companies with dual-class or multi-class share structures in their indices. These restrictions exclude companies with multiple classes of shares from being added to indices such as the Russell 2000, the S&P 500, the S&P MidCap 400, and the S&P SmallCap 600. As a result of our dual-class structure, we are ineligible for inclusion in these indices, and mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not invest in our Ordinary Shares. Exclusion from indices could make our Ordinary Shares less attractive to investors and, as a result, the market price of our Ordinary Shares could be adversely affected.

Additionally, our Second Amended and Restated Memorandum and Articles of Association do not prohibit us from issuing additional Class A shares in the future. Class A shares may only be issued to “Eligible Class A Holders,” which include incumbent directors, executive officers, incumbent holders of existing Shares, or companies wholly owned by such persons. Any future issuances of Class A shares could dilute holders of Ordinary Shares, and any conversion of Class A shares into Ordinary Shares could increase the number of Ordinary Shares available for resale or trading, which may adversely affect the trading price of our Ordinary Shares.

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

Our officers, directors and principal shareholders hold a substantial portion of our aggregate voting power due to holdings of Class A shares, each of which carries 50 votes, and therefore have significant influence over all matters submitted to a vote of our shareholders.

As of March 31, 2026, our founder, Chairman and Chief Executive Officer, Eng Chye Koh, beneficially owns approximately 96.89% of the aggregate voting power of the Company’s issued share capital through his beneficial ownership of Class A shares and Ordinary Shares, with each Class A share carrying 50 votes compared to one vote per Ordinary Share. Specifically, Mr. Koh beneficially owns 1,831,675 Class A shares and 89,285 Ordinary Shares through iO3 Strategic Investments Limited (1,428,240 Class A shares) and All Wealthy International Limited (89,285 Ordinary Shares and 403,435 Class A shares). As a result, we are a “controlled company” within the meaning of Nasdaq Listing Rules and therefore we are eligible for certain exemptions from the corporate governance listing requirements of Nasdaq. However, we have not relied on any of the corporate governance exemptions available to “controlled companies.” The concentration of voting control with Mr. Koh limits the ability of other shareholders to influence the outcome of corporate matters, including the election of directors, mergers, acquisitions, amendments to our constitutional documents, and other significant corporate actions.

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

Pre-IPO Reorganization

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

IPO

On April 11, 2025, we completed our initial public offering of 1,650,000 Ordinary Shares sold at a public offering price of $4.00 per share, or the IPO. The Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-276674), which was declared effective by the SEC on March 31, 2025. Our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “IOTR” on April 10, 2025. Upon closing of the IPO, we also issued 147,000 warrants to the representative of underwriters, exercisable at any time and from time to time, in whole or in part, from April 11, 2025 to April 11, 2030, at a per share price of $5.00 per share. On October 15, 2025, we entered into a supplemental agreement with the representative for the surrender and cancellation of all of the warrants for consideration of $80,000.

The Company adopted its Amended and Restated Memorandum and Articles of Association immediately prior to the completion of the IPO.

Recent Developments

On April 23, 2025, we incorporated a new wholly owned subsidiary, iO3 Sdn Bhd, in Malaysia. iO3 Sdn. Bhd is wholly owned by our Singapore-based subsidiary, iO3 Pte Ltd. and it is mainly engaged in the business of satellite communications and software.

On July 29, 2025, our board of directors approved the iOThree Limited 2025 Equity Incentive Plan (the “2025 Plan”), pursuant to which the Company is authorized to issue up to 641,250 Ordinary Shares, par value $0.0625 per share (on a post-split basis reflecting the reverse share split described below), in the form of incentive share options, non-statutory share options, restricted shares, restricted share units and share appreciation rights to employees, directors, and consultants of the Company or any affiliates of the Company. The 2025 Plan will expire ten years from the date of approval.

On October 10, 2025, at the Extraordinary General Meeting of Members of the Company, the Company’s shareholders approved, among others, the Second Amended and Restated Memorandum and Articles of Association, pursuant to which the Company’s share capital has changed to consist of 70,000,000 Ordinary Shares, 9,000,000 Class A shares, and 1,000,000 preferred shares (on a post-split basis reflecting the reverse share split described below). At the meeting, the Company’s shareholders also approved the redesignation of certain issued Ordinary Shares, including 403,435 Ordinary Shares held by All Wealthy International Limited and 1,428,240 Ordinary Shares held by iO3 Strategic Investments Limited (on a post-split basis reflecting the reverse share split described below), as issued Class A shares, on a one-for-one basis. Each Class A share is entitled to 50 votes, compared to one (1) vote per Ordinary Share. Class A shares are convertible into Ordinary Shares at any time at the holder’s option on a 1:1 basis. Except for the differences in voting and conversion rights, Class A shares and Ordinary Shares have identical rights and rank equally in all other respects.

On November 6, 2025, the Company announced that its shareholders and Board of Directors approved a one-for-ten reverse share split of the Company’s issued and unissued Ordinary Shares, Class A shares, and preferred shares (the “reverse share split”). The reverse share split became effective on November 10, 2025. Upon effectiveness, every ten Ordinary Shares automatically combined into one Ordinary Share. Outstanding warrants were proportionately adjusted in accordance with their terms. No fractional shares were issued, and any fractional amounts were rounded up to the nearest whole share. Immediately following the reverse share split, the Company had approximately 733,347 Ordinary Shares and 1,831,675 Class A shares issued and outstanding. The reverse share split is retroactively reflected in all share and per-share information in the periods presented in this report.

On January 10, 2026, the Company entered into securities purchase agreements with certain investors, pursuant to which the Company agreed to issue an aggregate of 2,298,852 Ordinary Shares, par value $0.0625 per share, at a purchase price of $0.87 per share, for a total purchase price of approximately $2.0 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes. The offering was conducted as a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation S promulgated under the Securities Act.

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

Our key management and operations are primarily based in Singapore. However, given that many of our customers and their vessels are located in places other than Singapore, we also operate outside of Singapore when delivering services and solutions to our customers. We conduct our operations through iO3 Singapore and its newly formed subsidiary incorporated in Malaysia, iO3 Sdn. Bhd., which is wholly owned by iO3 Singapore and is mainly engaged in the business of satellite communications and software.

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

Our Chief Commercial Officer, Ms. Joanna Hui Cheng Soh, has an impressive track record of sales experience within the satellite communication industry for over 20 years. She has experience in various functions including marketing communications, sales and account management in the maritime sector. With an excellent sales track record and industry reference, she has deep expertise in selling to clientele within the shipping industry. With years of close interaction with the customers and industry contacts, Ms. Soh’s professional experience and connections allow her to lead and strengthen our sales and marketing team to bolster our marketing efforts.

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

In January 2026, we appointed Mr. Yufei Li as an independent director and Mr. Yangan Ou as a director, further strengthening our Board with experience in cross-border trade operations, shipping finance, audit advisory, international shipping, dry bulk trading and vessel management.

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

During 2025, we achieved ISO 9001 and ISO 14001 certifications, reflecting our commitment to quality management, operational excellence and environmental responsibility. We also obtained classification approval from a leading international classification society for three proprietary digital solutions, including our F.R.I.D.A.Y. Planned Maintenance System, which enhances operational efficiency and supports carbon reporting.

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

With our culture of innovation, we have been able to develop and improve JARVISS in four years and we are close to bringing JARVISS to full maturity. Recently, we have launched FRIDAY, a new maritime ERP system with customizable dashboard, intuitive navigation, and real-time data updates. This is a comprehensive and integrated hybrid software solution (on-cloud and on-premises) specifically designed to streamline and optimize the operational processes of ship management, providing real-time visibility into critical data. It serves as a central hub efficiently managing and coordinating various aspects such as vessel operations, fleet management, supply chain logistics, financial transactions, crewing, and maintenance.

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

Increase our geographical presence

We believe there is significant need for digital solutions such as JARVISS on a global basis and, accordingly, opportunity for us to grow our business through international expansion. We are expanding our global footprint and intend to establish a presence in additional markets in Asia and the Middle East. We also view Asia Pacific as a key growth engine, supported by demand and digitalization momentum in Taiwan, Singapore, Japan and Korea, and we are preparing to expand our market presence in North Asia, supported by a pipeline of projects extending over the next two years.

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

Broaden our partner ecosystem by forming strategic alliances

To facilitate our organic growth, we will continue to selectively pursue strategic alliances that can strengthen our technological capabilities, and broaden our customer base and solution offerings, as well as our partner ecosystem generally. We have a large and expanding network of partnerships that consists of third-party solution partners and third-party satellite providers who offer complementary capabilities as well as third-party technicians who provide installation of maritime equipment and other related services to our customers. These partners help us grow our business more efficiently by enhancing our sales force through co-marketing efforts and improving our profile and scale to service our customers. We intend to expand our network of partners who are able to drive meaningful collaborations and bring our solutions to new markets. We have also continued to expand our collaborative ecosystem through new partnerships and deployments in various maritime hubs, including partnerships designed to integrate AI-assisted navigation capabilities into V.Sight and enhance safety and operational efficiency. We will continue to seek out potential strategic alliances that are complementary to and have synergies with our current business and that will help us attract and retain customers. By expanding our partner ecosystem, we will continue to grow our business and further provide value to our customers by offering them more diverse and improved solutions.

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

For the years ended March 31, 2026, 2025 and 2024, our top five customers collectively contributed approximately 56.7%, 44.0% and 34.1% of the total revenue of our company, respectively.

For the years ended March 31, 2026, 2025 and 2024, we have entered into several agreements with some of our top five customers for the provision of a wide range of services, including but not limited to, the supply and installation of equipment, provision of technology applications, project management, provision of satellite network and the provision of network troubleshooting and IT support maintenance services. Some of these agreements are master/framework agreements that either have a minimum commitment period of 12 months or last for an indefinite term until termination by the parties, whereby individual purchase orders are made by the customers depending on the actual services required. Depending on the services required by the customers, the services are charged either on a “one-time” or periodic basis depending on the nature of the services involved. For example, monthly fees are payable for the subscription of certain technology application, and “one-time” fees are payable for the installation of equipment, such as switches and antennas etc. Other agreements are standalone contracts with either a minimum commitment period of one to 36 months or a fixed term ranging from 12 months (with an option to renew for another 12 months) to 36 months. These are also charged on either a monthly or “one-time” basis depending on the nature of services involved. We do not have any agreements with two of our top five customers for the years ended March 31, 2026, and one of our top five customers for the years ended March 31, 2025 and 2024. Instead, these customers placed purchase orders based on the specifications and requirements of the specific project with us.

We derived approximately $470,953 representing approximately 3.2%, $0.7 million representing approximately 6.4%, and $1.2 million representing approximately 14.1%, of our total revenue from our distributors for the years ended March 31, 2026, 2025 and 2024, respectively, and the rest of our revenue for the years ended March 31, 2026, 2025 and 2024 were derived from end customers. Save for transactions in the ordinary and usual course of business, we do not have relationships with distributors that comprise a material portion of our revenue.

Our Suppliers

Our suppliers are mainly IT hardware/software distributors and satellite operators. As a business that relies on cloud infrastructure and satellite communications to run our solutions, we have built a close relationship with our suppliers in order to ensure stability of satellite communications and cloud services.

For the years ended March 31, 2026, 2025 and 2024, our top five suppliers accounted for approximately 46.5%, 50.1% and 49.8% of the total cost of sales, respectively, of our company.

For the years ended March 31, 2026, 2025 and 2024, we have entered into several agreements with some of our top five suppliers for the provision of a wide range of services, including but not limited to the provision of satellite network, airtime services, equipment leasing and equipment installation. We are not dependent on any one of the top five suppliers and we are capable of finding alternative suppliers. Some of these agreements are standalone contracts that have a minimum commitment period ranging from 4 months (with an automatic monthly renewal mechanism) to 36 months or a fixed initial term of 12 months with an option to renew on a year-by-year basis. Other agreements are master/framework agreements, whereby individual purchase orders are made depending on the actual services required and these services are paid either on a “one-time” or periodic basis depending on the nature of the services involved. For example, monthly fees are payable for the subscription of network services, such as satellite network or airtime, and “one-time” fees are payable for the purchase and installation of satellite network equipment, such as antennas and routers. We do not have any agreements with three of our top five suppliers for the years ended March 31, 2026, and one of our top five suppliers for the years ended March 31, 2025 and 2024. After obtaining quotations from these suppliers, we placed purchase orders for products or services according to the needs of our customers; therefore, we did not enter into long term agreements with these supplier.

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

Intellectual Property

We regard our intellectual property as critical to our success. We currently rely on confidentiality, and non-disclosure agreements with our employees and others to protect our proprietary rights. We are in the process of applying for a trademark for “JARVISS” (i) under the international registration governed exclusively by the Madrid Protocol covering jurisdictions including Malaysia, Thailand, Vietnam, the Philippines, Indonesia, China, Japan, European Union Intellectual Property Office (EUIPO), United Kingdom and Brunei, (ii) in Hong Kong, and (iii) in Taiwan. As of the date of this report, we have successfully registered the trademark for “JARVISS” with European Union Intellectual Property Office (EUIPO), United Kingdom, Brunei, Taiwan, Japan, Indonesia, Singapore and the Philippines. Apart from the foregoing applications, the Company currently has no other registered intellectual property rights.

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

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in voyages and the use of ships and vessels. For example, we generally experience less marine traffic during October to January each year due to the cold weather in fall and winter. However, we mitigate the effects of this seasonality through our recurring revenue streams. Indeed, our monthly recurring income for the year ended March 31, 2026, 2025 and 2024 were approximately 44.6%, 51.2% and 47.2% of our total revenue. Overall, the historical seasonality of our business has been relatively mild due to the rapid growth of our recurring revenue sources. Due to our relatively short operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

We believe the market outlook for maritime connectivity and digital solutions remains attractive, with independent research forecasting industry growth at a compounded annual growth rate of 5.6% through 2028, driven by accelerating digitalization, increasing vessel numbers, and rising demand for automation and sustainability.

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

In addition, we have purchased directors and officers (D&O) liability insurance, covering the period from April 10, 2025 to April 9, 2027. This insurance provides coverage for claims made against our directors, officers and certain employees arising from alleged wrongful acts in their official capacities. It also includes reimbursements to the Company when we are required or permitted to indemnify those individuals, as well as coverage for reasonable expenses incurred in preparing self-reports or responding to regulatory inquiries.

Save for the above, we do not maintain any other liability insurance coverage.

Regulations

Maritime regulations that require or encourage enhanced safety, environmental compliance, connectivity, monitoring or digitalization may affect demand for our services and offerings. Stricter requirements adopted by international organizations, individual countries, charterers or other regulatory authorities may require customers to install new equipment or implement operational changes, which may create business opportunities for us, although increased compliance and vessel maintenance costs may also affect customers’ ability to subscribe to our services and solutions.

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

4.D. Property and Equipment

Our principal executive office and warehouse are located in Singapore. These facilities currently accommodate our management headquarters, as well as most of our product development and storage, sales and marketing, and general administrative activities. We also maintain certain facilities in Malaysia to house our IT contractors. We lease all of the facilities that we currently occupy.

We have entered into a lease agreement for our principal office situated at 161 Kallang Way, #07-01 and #07-08, Singapore 349247, for a period of three years from September 15, 2025 to September 14, 2028.

We previously leased warehouse space at Kampong Ubi Industrial Estate #01-68, 3025A Ubi Road, Singapore 408654. That lease, which was for a period of 12 months from March 1, 2025 to February 28, 2026, has expired and has not been renewed.

We also previously leased office and dormitory space at 61 Jalan Damai, Taman Sri Setia, 80300 Johor Bahru, Johor, Malaysia, for a period of 24 months from March 1, 2024 to February 28, 2026, to house our IT contractors. That lease has expired and has not been renewed.

We have entered into a tenancy agreement for office and dormitory space situated at 24 Jalan Wisata, Straits View, Johor Bahru, Johor, Malaysia, for a period of 24 months from September 15, 2025 to September 14, 2027, to house our IT contractors in Malaysia.

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

Finance Costs

Our finance costs consist primarily of interest expenses relating to finance lease and bank borrowing.

Results of Operations

	Years ended March 31,
	2026	2025	2024
	(US$)	(US$)	(US$)
Revenues, net	14,709,239	10,478,550	8,570,070
Cost of revenue	(11,557,897)	(8,614,316)	(6,724,479)
Gross profit	3,151,342	1,864,234	1,845,591

Operating cost and expenses:
Sales and marketing expenses	(580,751)	(579,042)	(406,870)
General and administrative	(3,727,801)	(1,475,028)	(1,453,282)
Other operating income/(expenses)	23,607	(12,818)	(18,588)
Total operating cost and expenses	(4,284,945)	(2,066,888)	(1,878,740)

Loss from operations	(1,133,603)	(202,654)	(33,149)
Finance income	15,679	23,671	20,743
Finance cost	(64,749)	(34,702)	(35,830)

Loss before income taxes	(1,182,673)	(213,685)	(48,236)
Income tax credit/(expense)	21,432	(16,830)	43,790

NET LOSS	(1,161,241)	(230,515)	(4,446)

Revenue

We derive our revenue from our two operating segments: (i) satellite connectivity solution, and (ii) digitalization and other solutions. The following table sets out the breakdown of our revenue for the periods indicated:

	For the year ended March 31,
	2026	2025	2024
	(US$)	(US$)	(US$)
Revenue from external customers
Satellite connectivity solution
Subscription	5,090,759	4,408,157	3,678,354
Sales and lease of equipment and devices	1,548,864	2,250,024	1,933,744
	6,639,623	6,658,181	5,612,098
Digitalization and other solutions
Subscription	1,411,220	503,586	369,179
Equipment and engineering services	6,658,396	3,316,783	2,588,793
	8,069,616	3,820,369	2,957,972
Revenue from external customers	14,709,239	10,478,550	8,570,070

Comparison of the Years Ended March 31, 2026 and 2025

Revenue

Total revenue increased by approximately $4.2 million or 40.0% from approximately $10.5 million for the year ended March 31, 2025 to approximately $14.7 million for the year ended March 31, 2026. The increase in revenue was contributed by customers from Singapore of approximately $4.9 million, United Kingdom of approximately $0.3 million and Malaysia of approximately $0.2 million. The increase was offset by the decrease in contribution from Thailand of approximately $0.2 million, China of approximately $0.2 million, Vietnam of approximately $0.2 million, Israel of approximately $0.1 million, Republic of Marshall Islands of approximately $0.1 million, Indonesia of approximately $0.1 million and others of approximately $0.3 million.

Revenue generated from our satellite connectivity solution was approximately the same as the year ended March 31, 2025. Sales and lease of satellite network equipment, device and services decreased by approximately $0.7 million or 30.4% from approximately $2.2 million for the year ended March 31, 2025 to approximately $1.5 million for the year ended March 31, 2026. However, the subscription revenue increase by approximately $0.7 million or 15.9% from approximately $4.4 million for the year ended March 31, 2025 to approximately $5.1 million for the year ended March 31, 2026.

Revenue generated from digitalization and other solutions increased by approximately $4.2 million or 110.5% from approximately $3.8 million for the year ended March 31, 2025 to approximately $8.0 million for the year ended March 31, 2026, mainly due to increase in revenue generated from sales of IT equipment and services of approximately $3.3 million.

Gross Profit

The overall gross profit increased by $1.3 million or 68.4% to $3.2 million for the year ended March 31, 2026, from $1.9 million for the same period last year. The increase was mainly contributed by the increase in revenue generated from digitalization and other solutions as mentioned above.

The gross profit margin of satellite connectivity solution was approximately 26.3% for the year ended March 31, 2026, compared to approximately 25.5% for the same period last year.

The gross profit margin of digitalization and other solutions increased to 17.4% for the year ended March 31, 2026, from 4.3% for the same period last year. This was mainly due to the improvement in economic scale as we expand our business.

As a result, the overall gross profit margin increased to approximately 21.4% for the year ended March 31, 2026, from 17.8% for the same period last year.

Sales and Marketing Expenses

The sales and marketing expenses were approximately $0.6 million for the year ended March 31, 2026, which was consistent with the same period last year.

General and Administrative expenses

The general and administrative expenses increased by $2.2 million to approximately $3.7 million for the year ended March 31, 2026, from $1.5 million for the same period last year.

The increase was mainly due to higher staff costs of approximately $0.8 million resulting from the recruitment of additional employees, and listing company compliance costs of approximately $1.6 million, including legal fees, investor relations fees, and other related expenses.

Loss before Income Taxes

As a result of the foregoing, the loss before income tax for the year ended March 31, 2026 was approximately $1.2 million compared to loss before tax of approximately $0.2 million for the same period last year.

Income Tax Credit/(Expense)

We recorded an income tax credit of approximately $21,000 for the year ended March 31, 2026 mainly due to the reversal of overprovision of income taxes relating to prior financial years.

Net Loss

As a result of the foregoing, the net loss was $1.2 million for the year ended March 31, 2026 compared to net loss of approximately $0.2 million for the same period last year.

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

General and Administrative expenses

Our general and administrative expenses were approximately $1.5 million, which was roughly the same as the year ended March 31, 2024. The audit fee decreased by $0.2 million for year ended March 31, 2025 compared to year ended March 31, 2024. This was mainly due to a higher audit fee for the year ended March 31, 2024, because this was the year we engaged our US GAAP auditor to carry out the FY2022 to FY2024 audit and half-year review for the six months ended September 30, 2022, and 2023. The decrease was offset by the increase in staff costs and depreciation of approximately $0.1 million each. The increase in staff costs was mainly due to an increase in salaries and staff bonuses.

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

Loss before Income Taxes

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

Net Loss

As a result of the foregoing, our net loss increased from approximately $4,000 for the year ended March 31, 2024 to a loss of approximately $231,000 for the year ended March 31, 2025.

5.B. Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of the date of this report. Our consolidated assets and liabilities, consolidated revenue and net income are the operation results of our subsidiary in Singapore. Current Singapore regulations permit such Singapore subsidiary to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with Singapore accounting standards and regulations. There are no exchange or capital controls under Singapore laws and both residents and non-residents are free to convert Singapore dollars to foreign currencies and/or remit such currencies out of the country. Under current Singapore tax rules, there is no withholding tax imposed on dividends, regardless of whether they are paid to Singapore or foreign shareholders. However, foreign shareholders may be taxed on the receipt of such dividends back in their own home country, which will depend on the tax laws in the respective countries where they are resident. As of March 31, 2026, none of the net assets of our subsidiary in Singapore were restricted net assets. During the year ended March 31, 2026, iO3 Singapore paid approximately $1.0 million of operating expenses on behalf of iO3 Cayman, our Cayman Islands holding company, which amounts constitute advances from iO3 Singapore to iO3 Cayman. During the same period, approximately $4.9 million in IPO proceeds and investor funds were transferred from iO3 Cayman to iO3 Singapore. As of March 31, 2026, the net intercompany balance reflected iO3 Singapore owing iO3 Cayman approximately $0.9 million.

For the year ended March 31, 2025, iO3 Singapore, our subsidiary in Singapore transferred approximately $9,000 to iO3 Cayman, our Cayman Islands holding company, in August 2024.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. Historically, we have financed our operations primarily through cash generated by operations and bank borrowing. Other than bank borrowing, the Company has no other debt instruments.

As at March 31, 2026, our working capital was approximately $2.5 million, our cash and cash equivalents amounted to approximately $2.1 million, our current assets were approximately $5.6 million, and our current liabilities were approximately $3.1 million.

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

Cash Flows for the Years Ended March 31, 2026, 2025 and 2024

The following summarizes the key components of our cash flows for the years ended March 31, 2026, 2025 and 2024:

	For the year ended March 31,
	2026	2025	2024
	(US$)	(US$)	(US$)
Net cash (used in)/provided by operating activities	(2,237,782)	488,097	1,631,420
Net cash used in investing activities	(661,492)	(581,050)	(491,365)
Net cash provided by/(used in) financing activities	4,574,900	(465,532)	(539,194
Effect on exchange rate change on cash and cash equivalents	2,066	6,510	(7,317)
Net change in cash and cash equivalents	1,677,692	(551,975)	593,544

Operating Activities

For the year ended March 31, 2026, the Company had net cash used operating activities of approximately $2.2 million was mainly attributable to (i) net loss before income taxes after adjustment for depreciation, amortization of intangible assets, fixed assets written off and intangible assets written off of approximately $0.3 million, (ii) change in other payables and accrued liabilities of approximately $0.5 million, (iii) change in inventories of approximately $0.4 million, (iv) increase in deposits, prepayments and other receivables of approximately $1.1 million, and (v) decrease in account payable of approximately $0.2 million, partially offset by (i) decrease in account receivables of approximately $0.2 million, and (ii) change in net investment in sales-type lease of approximately $0.2 million.

For the year ended March 31, 2025, the Company had net cash provided by operating activities of approximately $0.5 million attributable to (i) income before income taxes after adjustment for depreciation and amortization of intangible assets of approximately $0.3 million, (ii) change in other payables and accrued liabilities of approximately $0.4 million, (iii) change in inventories of approximately $0.2 million, (iv) change in net investment in sales-type lease of approximately $0.1 million, and (v) increase in deposits, prepayments and other receivables of approximately $0.1 million, partially offset by (i) increase in account receivables of approximately $0.4 million, and (ii) decrease in customer deposits of approximately $0.2 million.

For the year ended March 31, 2024, the Company had net cash provided by operating activities of approximately $1.6 million attributable to (i) loss before income taxes of approximately $48,000, (ii) change in customer deposits of approximately $1.2 million, and (iii) adjustment for depreciation of approximately $0.3 million, partially offset by (i) change in net investment in sales-type leases of approximately $0.2 million, and (ii) change in deposits, prepayments, and other receivables of approximately $0.1 million.

Investing Activities

For the year ended March 31, 2026, the Company had net cash used in investing activities of approximately $0.7 million which was mainly attributable to purchase of equipment.

For the year ended March 31, 2025, the Company had net cash used in investing activities of approximately $0.6 million which was mainly attributable to purchase of equipment.

For the year ended March 31, 2024, the Company had net cash used in investing activities of approximately $0.5 million which was attributable to purchase of equipment of approximately $0.5 million.

Financing Activities

For the year ended March 31, 2026, the Company had net cash provided by financing activities of approximately $4.6 million mainly attributable to net proceeds from initial public offering of approximately $3.6 million, proceeds from issuance of ordinary shares $1.4 million, proceeds from bank borrowings of approximately $0.4 million. The cash inflow was offset by repayment of lease liabilities of approximately $0.6 million, repayment of bank borrowings of $0.1 million and consideration paid for cancellation of warrants of $0.1 million.

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

Bank Borrowing

We had bank borrowing obtained from a financial institution in Singapore, which bear annual interest at a fixed rate of 7.75% and are repayable in five years. As of March 31, 2026, 2025 and 2024, we had bank borrowing of approximately $0.4, $0.1 million and $0.1 million, respectively.

Dividends Paid

No dividend was declared or paid during the years ended March 31, 2026 and 2025.

For the year ended March 31, 2024, iO3 Singapore paid dividends of approximately $293,000.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2026, 2025 and 2024.

Capital Expenditures

For the years ended March 31, 2026, 2025 and 2024, we had capital expenditures of approximately $0.7, $0.6 million and $0.5 million, respectively. Our capital expenditures were mainly used for the purchase of property, equipment and intangible assets.

Lease Liabilities

Our lease liabilities consist primarily of finance lease liabilities and operating lease liabilities. We have entered into finance lease agreements to purchase the equipment used in our operation. We have also entered into operating lease agreements for office and warehouse. As of March 31, 2026, 2025 and 2024, we had lease liability of approximately $1.2 million, $0.6 million and $0.7 million, respectively. The following table sets forth our lease liabilities as of March 31, 2026, 2025 and 2024:

	As of March 31,
	2026	2025	2024
	(US$)	(US$)	(US$)
Current
Finance lease liabilities	193,092	308,125	317,057
Operating lease liabilities	374,248	115,945	112,392
	567,340	424,070	429,449
Non-current
Finance lease liabilities	89,420	216,430	283,878
Operating lease liabilities	545,144	-	5,692
	634,564	216,430	289,570
Total lease liabilities	1,201,904	640,500	719,019

Net investment in sales-type leases

We have entered into sales-type lease agreements with our customers for sales of equipment. The lease terms are three to five years. Net investment in sales-type leases represents the sum of the present value of the future contractual lease payments from our customers.

As of March 31, 2026, 2025 and 2024, we had net investment in sales-type leases of approximately $0.3 million, $0.5 million and $0.6 million, respectively. The following table sets forth our net investment in sales-type leases as of March 31, 2026, 2025 and 2024:

	As of March 31,
	2026	2025	2024
	(US$)	(US$)	(US$)
Gross lease receivable	587,671	794,126	867,751
Received cash	(227,711)	(267,877)	(236,225)
Unearned interest income	(16,025)	(28,369)	(36,663)
	343,935	497,880	594,863

Reported as:
Current net investment in sales-type lease	154,947	203,381	230,209
Non-current net investment in sales-type lease	188,988	294,499	364,654
	343,935	497,880	594,863

Our net investment in sales-type leases decreased by approximately $0.2 million (30.9%) and $0.1 million (16.3%) as of March 31, 2026 and March 31, 2025 respectively compared to previous year, mainly due to the repayment of lease receivable from customers.

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

Contracts with customers may comprise multiple performance obligations and may have lease and/or non-lease components. The total contract consideration is allocated to the separate lease components and non-lease components, which represent distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606, Revenue Recognition. We generally determine standalone selling prices based on observable price of the goods and services. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration that we expect to receive in exchange for transferring such goods or services to the customer (i.e., cost plus expected margin). Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements relating to these assumptions and estimates may impact revenue recognition.

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

We suspend recognition of sales-type lease revenue and operating lease revenue and place the account on non-accrual status when management determines that collection of future income is not probable (generally after 60 days past due). We resume recognition of revenue, and recognize previously suspended income, when we consider collection of remaining amounts to be probable. We write off interest earned but uncollected prior to the receivables being placed on non-accrual status through allowance for credit losses when, in the judgment of management, we consider it to be uncollectible.

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

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Our significant accounting policies are fully described in the notes to the audited financial statements (refer to Note 2 in our consolidated financial statements for the years ended March 31, 2026, 2025 and 2024) included elsewhere in this report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Eng Chye Koh	50	Chief Executive Officer, Chairman
Fui Chu Lo	54	Chief Financial Officer
Joanna Hui Cheng Soh	46	Chief Commercial Officer
Wei Meng See	51	Chief Technology Officer
Wai Man Raymond Cheung	49	Independent director
Ser Chiang Ng	59	Independent director
Yuanting Zhang	47	Independent director
Yufei Li	43	Independent director
Yangan Ou	39	Director

Executive Officers and Non-Independent Directors

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

Joanna Hui Cheng Soh has served as our Chief Commercial Officer since October 2023 and served as our director from October 2023 to January 20, 2026. Ms. Soh has been serving as the Chief Commercial Officer of iO3 Singapore, the operating subsidiary of the Company since March 2021. From July 2017 to March 2021, Ms. Soh served as the sales director of the Maritime Division of Speedcast Singapore Pte. Ltd. (ASX:SDA), a satellite communication company. From June 2013 to June 2017, she served as a key account manager of Marlink Pte. Ltd., a satellite communication company. From January 2012 to May 2013, she was a sales manager at Inmarsat Solutions Pte. Ltd. (LON:ISAT). From March 2006 to December 2011, she was employed as a marketing communication manager at Stratos Pte. Ltd., a remote communications service provider. Ms. Soh holds a bachelor’s degree in business (management) from RMIT University in Melbourne, Australia.

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

Yangan Ou has served as our director since January 20, 2026. Mr. Ou has over 15 years of experience in international shipping, dry bulk trading, and vessel management, with a focus on Handy/Handymax bulk carrier operations and logistics for commodities including nickel ore. His expertise includes bulk carrier operations, charter party negotiation, vessel asset management, and end-to-end execution across business development, team leadership, and asset operations. Since March 2020, he has served as Shipping Department General Manager at Vanhui Shipping Co., Limited, overseeing owned-vessel operations and leading route planning, cost control, and risk management to improve fleet efficiency. From July 2016 to February 2020, he was Shipping Department General Manager at Shanghai Wanhui Minerals Co., Ltd., managing bulk-commodity shipping logistics, leading chartering, and participating in overseas mining acquisition projects to integrate supply-chain resources and support trading expansion. Mr. Ou obtained his Bachelor of Transport Management degree from Shanghai Maritime University in 2009.

Independent Directors

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

Yufei Li has served as our independent director since January 20, 2026. Mr. Li has over a decade of experience in cross-border trade operations, shipping finance, and audit advisory across Greater China and the Asia-Pacific, with expertise in shipping and freight operations, trade finance, import/export documentation, project-finance support, and audit and risk procedures. Since December 2019, he has served as Vice President of Vanhui Holdings Group Ltd., coordinating pre-IPO capital activities, developing financial and valuation models, streamlining intercompany reconciliations, and managing investor and banker due diligence. From January 2014 to October 2019, he was a Director at SIIC Development (Hong Kong) Ltd., overseeing shipment cycles for infrastructure imports into China, preparing and verifying trade documentation, and compiling LC compliance files for project-finance drawdowns. Mr. Li received his Bachelor of Business Administration degree in 2006 and his MBA degree in 2009, both from the University of Macau.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

For the year ended March 31, 2026, the Company paid an aggregate of approximately $858,001 in cash to our directors and executive officers as their compensation and benefits, including salaries, bonus and employer’s contribution to the Central Provident Fund, a mandatory social security scheme in Singapore funded by contributions from employers and employees. This total does not include any amounts we paid to reimburse any of such persons for expenses incurred during the course of their performance, if any. We are not required to disclose the compensation, on an individual basis, of our executive officers and directors under Cayman Islands law. We have not disclosed such information publicly either.

Other than as disclosed above, for the year ended March 31, 2026, we did not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

None of our directors or executive officers received any equity awards, including options, restricted shares or other equity incentives during the year ended March 31, 2026.

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

Equity Incentive Plan

On July 29, 2025, our board of directors approved the iOThree Limited 2025 Equity Incentive Plan, or the 2025 Plan, pursuant to which the Company is authorized to issue up to 641,250 Ordinary Shares, par value $0.0625 per share (on a post-split basis reflecting the reverse share split effected on November 10, 2025), in the form of incentive share options, non-statutory share options, restricted shares, restricted share units and share appreciation rights to employees, directors, and consultants of the Company or any affiliates of the Company. The 2025 Plan will expire ten years from the date of approval. There were no outstanding equity awards to our directors or executive officers as of March 31, 2026.

The following summary describes the material terms of the 2025 Plan and is qualified in its entirety by reference to the full text of the 2025 Plan, a copy of which is filed as an exhibit to this report.

Purposes of the 2025 Plan

The 2025 Plan is designed to promote the Company’s long-term success by encouraging employees, directors and consultants to focus on the Company’s performance, attracting and retaining talent and aligning participants’ interests with shareholders through increased share ownership. It permits grants of award types including incentive share options (“ISOs”), non-statutory share options (“NSOs”), restricted shares, restricted share units (“RSUs”) and share appreciation rights (“SARs”).

Administration

Unless otherwise determined by the Company’s board of directors, the 2025 Plan is administered by its compensation committee. The committee has broad powers to determine fair market value, select participants, set the number and terms of awards, interpret the 2025 Plan and accelerate vesting or exercisability, among other discretionary authorities.

Authorized Shares

Subject to the adjustment provisions contained in the 2025 Plan, a total of 641,250 Ordinary Shares are reserved for issuance pursuant to the 2025 Plan. If restricted shares or shares issued upon the exercise of options under the 2025 Plan are forfeited or repurchased, then such shares shall again become available for awards under the 2025 Plan. If RSUs, options or SARs under the 2025 Plan are forfeited or terminated for any other reason before being exercised or settled, then the corresponding Ordinary Shares shall again become available for awards under the 2025 Plan.

Share Options (ISOs and NSOs)

Share options may be granted under the 2025 Plan. Except with respect to substitute awards granted in connection with certain corporate transactions, the per share exercise price of options granted under the 2025 Plan must be equal to at least 100% of the fair market value of an Ordinary Share of the Company on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of the Company’s (or any of its parents’ or subsidiaries’) outstanding shares, the term of an incentive share option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of an Ordinary Share on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which shall be cash or cash equivalents, or, if the administrator permits, by share surrender or other methods. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to termination of service for cause, the option will terminate upon such cessation of services. If such cessation is due to death or disability, the vested portion of the option will remain exercisable for twelve (12) months. In all other cases, in the absence of a specified time in an award agreement, the vested portion of the option will remain exercisable for three (3) month following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2025 Plan, the administrator determines the terms of options. Until the Ordinary Shares are issued (as evidenced by the appropriate entry in the Register of Members of the Company), the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as otherwise provided in the 2025 Plan.

Restricted Shares

Each award of restricted shares will be evidenced by an award agreement. The award agreement sets the number of shares, period of restriction, purchase price (if any), vesting criteria and transfer restrictions. The Company may hold certificates until restrictions lapse. During the restriction period, restricted shares are subject to forfeiture if vesting conditions are not met; the administrator may waive any vesting conditions or shorten the restriction period. Restricted shares may be sold for any form of consideration (cash, property, promissory notes, past or future services) and may be issued in exchange for cancelled options or SARs. Holders of restricted shares have voting rights and receive dividends during the restriction period, but any share dividends are subject to the same vesting and forfeiture conditions. Restricted shares generally cannot be transferred until vesting conditions are satisfied; restrictions are removed once vesting is achieved.

Restricted Share Units (RSUs)

The administrator may grant RSUs, each generally representing the right to receive one share (or cash equal to the fair market value of one share) at or following vesting, as set forth in the award agreement. RSUs may be settled in cash, shares, or a combination thereof, as determined by the administrator and the award agreement. Prior to settlement in shares, a holder of RSUs does not have voting or dividend rights as a shareholder with respect to the underlying shares.

Share Appreciation Rights (SARs)

SARs may be granted under the 2025 Plan. SARs allow the recipient to receive the appreciation in the fair market value of the Company’s Ordinary Shares between the exercise date and the date of grant. The exercise price may not be less than the fair market value of a share on the grant date, and no SAR may be exercised after the tenth anniversary of the grant date. Payment upon exercise may be made in cash, shares or a combination, as the administrator decides.

Adjustments, Corporate Transactions and Change-in-Control

The administrator may adjust the number and type of shares and other terms of outstanding awards to reflect dividends, share splits or similar events. In a dissolution or liquidation, awards terminate immediately before the transaction. Upon a change in control, the administrator may (i) accelerate vesting; (ii) have awards assumed by the acquirer; (iii) substitute with awards of the surviving entity; (iv) make awards fully exercisable and require exercise before the closing; or (v) cancel options and SARs in exchange for cash equal to the excess of fair market value over exercise price and cancel RSUs for cash equal to fair market value of the underlying shares.

Non-Transferability of Awards

Awards granted under the 2025 Plan are generally non-transferable and may be exercised during the participant’s lifetime only by the participant. Any shares issued pursuant to an award will be registered in the participant’s name and remain subject to the terms of the applicable award agreement. Limited exceptions permit transfers, upon notice to the administrator, to certain family members (as defined under SEC Rule 701) by gift, to a trust established solely for tax planning purposes, or pursuant to a qualified domestic relations order.

Clawback Policy

Awards granted under the 2025 Plan, and any proceeds received in respect of such awards, are subject to the Company’s clawback policy, as may be adopted or amended from time to time, in order to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, applicable stock exchange listing standards, and other applicable laws and regulations. The clawback may include, where permitted by law, the recoupment of compensation through future deductions from salary, bonuses or other compensation. Acceptance of an award constitutes the participant’s agreement to these clawback provisions as a condition of the award.

Amendment or Termination

The 2025 Plan became effective as of July 29, 2025. The 2025 Plan will expire on, and no award may be granted pursuant to the 2025 Plan after, the tenth (10th) anniversary of July 29, 2025. Any awards that are outstanding on the tenth (10th) anniversary of July 29, 2025 shall remain in force according to the terms of the 2025 Plan and the applicable award agreement.

6.C. Board Practices

Composition of Board of Directors

Our board of directors consists of six directors, comprising two non-independent directors and four independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Second Amended and Restated Memorandum and Articles of Association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. A director may exercise all the powers of our Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party.

Our board of directors has determined that none of our independent directors, Wai Man Raymond Cheung, Ser Chiang Ng, Yuanting Zhang and Yufei Li, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

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

Specifically, the Company has followed or intends to follow the provisions of the laws of the Cayman Islands and its Second Amended and Restated Memorandum and Articles of Association in lieu of certain corporate governance requirements under the Nasdaq Listing Rules:

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

Because we are a foreign private issuer, our directors and officers are not subject to the Section 16(b) short-swing profit recovery provisions and the Section 16(c) short-sale restrictions under the Exchange Act. Effective March 18, 2026, they are, however, subject to Section 16(a) beneficial ownership reporting and must file the applicable reports with the SEC. Any director or officer who becomes a more-than-5% beneficial owner also have reporting obligations under Section 13(d) of the Exchange Act and the related rules.

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company and the shareholders as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not fetter the exercise of future discretion; (iv) duty of trusteeship of the company’s assets; (v) duty to exercise independent judgment; (vi) duty not to make secret profits from the office of director; (vii) duty to avoid putting themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (viii) duty to disclose personal interest in contracts involving the company. In connection with this last obligation, our Second Amended and Restated Memorandum and Articles of Association provide that a director must disclose the nature and extent of their interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the Nasdaq Listing Rules, such director may vote in respect of any transaction or arrangement in which they are interested and may be counted in the quorum at the meeting, provided that such interest does not affect the ability of the interested director(s) to act bona fide in the best interests of the company. A director of a Cayman Islands company also owes the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent English and Commonwealth courts have moved toward an objective standard and have confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director and these authorities are likely to be followed in the Cayman Islands. Additionally, a director must exercise the knowledge, skill and experience which they actually possess.

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

6.D. Employees

As of March 31, 2024, 2025 and 2026, we had 27, 36 and 40 full-time employees, all based in Singapore. Additionally, we had approximately 15 IT contractors in Malaysia during the year ended March 31, 2026.

The following table sets forth the number of employees by function as of March 31, 2026:

Department/Function	Employees
Management	4
Sales and Marketing	5
Finance	3
Logistic	2
Operations	26
IT Contractors (part-time)	15
TOTALS	55

iO3 Singapore enters into employment contracts with its full-time employees which contain standard confidentiality provisions. In addition, the employment contracts with our sales and marketing employees contain non-compete provisions. As of March 31, 2026, neither the Company nor its other subsidiary had any full or part time employees.

We have not experienced any material labor disputes in the past, and we consider our relations with our employees to be good. None of our employees are represented by a labor union.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of each class of our voting securities;

●	each of our current directors and each of our officers; and

●	all of our directors and officers as a group.

Name and Address of Beneficial Owner(1)	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(2)(3)		Percent of Class	Percent of Total Voting Power
Officers and Directors
Eng Chye Koh	Chairman and Chief Executive Officer	Ordinary Shares and Class A Shares	1,920,960	(4)(indirect)	100%	96.89%
Fui Chu Lo	Chief Financial Officer	Ordinary Shares	—		—	—
Joanna Hui Cheng Soh	Chief Commercial Officer	Class A Shares	—	(5)(indirect)	—	—
Wei Meng See,	Chief Technology Officer	Class A Shares	—	(5)(indirect)	—	—
Wai Man Raymond Cheung	Director	Ordinary Shares	—		—	—
Ser Chiang Ng	Director	Ordinary Shares	—		—	—
Yuanting Zhang	Director	Ordinary Shares	—		—	—
Yufei Li	Independent Director	Ordinary Shares	—		—	—
Yangan Ou	Director	Ordinary Shares	—		—	—

All officers and directors as a group (nine persons)		Ordinary Shares and Class A Shares	1,920,960		100%	96.89%

5% Security Holders
iO3 Strategic Investments Limited		Class A Shares	1,428,240	(5)	78.0%	75.48%
All Wealthy International Limited		Ordinary Shares and Class A Shares	492,720	(6)	22.0%	21.41%

(1)	The business address for our directors and executive officers is c/o iOThree Limited, 161 Kallang Way, #07-01 and #07-08, Singapore 349247. The registered office address for both iO3 Strategic Investments Limited and All Wealthy International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our securities.

(3)	As of the date of this report, a total of 3,032,199 Ordinary Shares and 1,831,675 Class A shares are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). There are no preferred shares outstanding. For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included in the denominator.

(4)	Represents (i) 403,435 Class A shares and 89,285 Ordinary Shares held by All Wealthy International Limited, a British Virgin Islands company, and (ii) 1,428,240 Class A shares held by iO3 Strategic Investments Limited (“iO3 Strategic”). Eng Chye Koh, our Chairman and Chief Executive Officer, is the sole owner of all of the issued and outstanding Ordinary Shares of All Wealthy International Limited, and therefore has sole voting and dispositive power over the Class A shares and Ordinary Shares held by All Wealthy International Limited. Mr. Koh owns 51 Ordinary Shares of iO3 Strategic, which represents 51% of the total issued and outstanding Ordinary Shares of iO3 Strategic. As a result, Mr. Koh has sole voting and dispositive power over all of the Class A shares held by iO3 Strategic.

(5)	The Ordinary Shares of iO3 Strategic are owned in the following proportions by the following individuals: 51% (Mr. Koh), 20% (Ms. Soh), 10% (Zhenhua Yin), 10% (Mr. See) and 9% (Loo Koon Goh). However, pursuant to the organizational documents of iO3 Strategic, Mr. Koh has sole voting and dispositive power over all of the Class A shares held by iO3 Strategic. Ms. Soh, Mr. Yin, Mr. See, and Mr. Goh disclaim beneficial ownership of the Class A shares held by iO3 Strategic except to the extent of their pecuniary interests therein.

(6)	Mr. Koh has sole voting and dispositive power over the 403,435 Class A shares and 89,285 Ordinary Shares held by All Wealthy International Limited, a British Virgin Islands company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since April 1, 2025, with any of the members of our board of directors, any executive officer, any holder of more than 5% of the Ordinary Shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6.B. Compensation.”

The bank borrowings of the Company were guaranteed by personal guarantees provided by certain directors of the Company. No guarantee fee was paid or payable by the Company.

As of March 31, 2025, amounts due to directors were $329,427, which were included in other payables and accrued liabilities in the consolidated balance sheet. The amounts due to directors were unsecured, non-interest bearing and repayable on demand. During the fiscal year ended March 31, 2026, the Company fully repaid the amounts due to directors. As of March 31, 2026, there were no amounts due to directors.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Credit Risk

Financial instruments that potentially subject us to credit risk consist of cash equivalents, restricted cash, accounts and financing receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,395) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2026, 2025 and 2024, cash balance of $2.1, $0.4 million and $0.9 million, respectively, held at financial institutions in Singapore, was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

As of March 31, 2026, approximately 23.4% of accounts receivable and sale-type lease investments were collectively owed by two customers. The ageing for aforementioned receivables was less than 90 days.

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

Our interest-rate risk arises from bank borrowings. We manage interest rate risk by managing the mixture of fixed and variable rate debt, the issuance and maturity dates of debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of March 31, 2026, 2025 and 2024, all our bank borrowings were at fixed interest rates.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On October 10, 2025, at the Extraordinary General Meeting of Members of the Company, our shareholders approved the Second Amended and Restated Memorandum and Articles of Association (the “Second Amended Articles”), which became effective on October 10, 2025. The full text of the Second Amended and Restated Memorandum and Articles of Association is filed as Exhibit 1.1 to this Annual Report and is incorporated herein by reference. The Second Amended Articles made the following material modifications to the rights of the Company’s security holders:

Reclassification of Share Capital

Prior to the adoption of the Second Amended Articles, the Company was authorized to issue 80,000,000 Ordinary Shares of a single class with a par value of $0.00625 each. Under the Second Amended Articles, the Company’s authorized share capital was restructured into three classes, authorizing the issuance of up to 800,000,000 shares (on a pre-reverse-split basis), consisting of: (i) 700,000,000 Ordinary Shares, (ii) 90,000,000 Class A shares, and (iii) 10,000,000 preferred shares, each with a par value of $0.00625 per share (pre-reverse-split). Following the one-for-ten reverse share split effective November 10, 2025, the Company’s authorized share capital consists of 70,000,000 Ordinary Shares, 9,000,000 Class A shares, and 1,000,000 preferred shares, each with a par value of $0.0625 per share.

Voting Rights

Each Ordinary Share entitles its holder to one (1) vote on any resolution of members. Each Class A share entitles its holder to fifty (50) votes on any resolution of members. Ordinary Shares and Class A shares vote together as one class on all matters. The rights, preferences, and privileges of the preferred shares shall be determined by the board of directors pursuant to a resolution of directors, and the board is empowered to amend and restate the Memorandum and Articles of Association to reflect such rights without requiring member approval.

Issuance Restrictions on Class A Shares

Class A shares may only be issued to “Eligible Class A Holders,” defined as persons who are, at the time of issuance, incumbent directors, executive officers, or incumbent members of the Company, or companies wholly owned by such persons.

Conversion of Class A Shares

Holders of fully paid Class A shares may convert their shares into Ordinary Shares at any time on a one-for-one basis (the “Conversion Ratio”) by providing five (5) days’ prior written notice to the Company. Conversion is effected by way of re-designation of Class A shares as Ordinary Shares, rather than by redemption and reissue, and becomes effective upon entry in the register of members. The Company is required at all times to reserve and keep available a sufficient number of authorized but unissued Ordinary Shares to satisfy the conversion of all outstanding Class A shares. Ordinary Shares are not convertible into Class A shares under any circumstances.

Automatic Conversion of Class A Shares

All outstanding Class A shares will automatically convert into Ordinary Shares at the then-applicable Conversion Ratio if the holders of Class A shares in aggregate beneficially own less than one percent (1%) of the total number of Class A shares originally issued and outstanding as of the date of adoption of the Second Amended Articles.

Transfer Restrictions on Class A Shares

Any transfer of Class A shares to a person who is not a “Permitted Transferee” (as defined in the Second Amended Articles) will result in the automatic conversion of such Class A shares into Ordinary Shares immediately prior to the registration of the transfer. The board of directors has the authority to review, approve, or reject any proposed transfer of Class A shares.

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

As of March 31, 2026, we had used approximately $2.6 million of the net proceeds from our IPO, primarily for solution development, obtaining class approval for our range of digital applications, marketing and branding, and/or general working capital and other general corporate purposes, consistent with the expected use of proceeds described in the final prospectus. The remaining net proceeds of approximately $1.0 million were held in bank deposits pending their use.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of March 31, 2026. Based on that evaluation, our management, including our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Our management, under the supervision of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2026.

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for fiscal years ended March 31, 2026 and 2025 by Audit Alliance LLP, the Company’s principal accounting firm.

	For the year ended March 31,
	2026	2025
	USD	USD
Audit Fees	$161,974	$143,805
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$2,725	$-
Total	$164,699	$143,805

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the years ended March 31, 2026 and 2025, also include the fees related to audit activities conducted in connection to the IPO and under PCAOB standards.

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

As of the date of this Annual Report, we are a “controlled company” within the meaning of the Nasdaq Listing Rules because approximately 96.89% of the voting power of our securities for the election of directors is held by our founder, Chairman and Chief Executive Officer, Mr. Eng Chye Koh, through his beneficial ownership of Class A shares and Ordinary Shares. As a result, we qualify for exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that the board of directors is comprised of a majority of independent directors; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. We have not relied on any of these “controlled company” exemptions.

In addition, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are currently following some Cayman corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are not required to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of or more of the voting power outstanding before the issuance at a price lower than the “Minimum Price”, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(d) with respect to shareholder approval.

●	We are not required to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

●	We are not required to seek shareholders’ approval for the issuance of securities to external consultants, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

●	We are not required to hold annual shareholders’ meetings.

Our Cayman counsel has provided relevant letters to Nasdaq certifying that under Cayman law, we are not required to seek shareholders’ approval in the above circumstances. In the fiscal year ended March 31, 2026, we followed the home country practice and did not hold an annual meeting of shareholders.

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

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with U.S. GAAP.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Form 6-K filed on October 31, 2025)
2.1*	Description of Securities Registered Pursuant to Section 12 of the Exchange Act
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 4.1 to Form 20-F filed on June 30, 2025)
4.2†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.2 to Form 20-F filed on June 30, 2025)
4.3	Underwriting Agreement, dated as of April 9, 2025, by and among the Company, the Selling Shareholders, and Eddid Securities USA Inc. (as representative of the underwriters named therein). (incorporated by reference to Exhibit 1.1 to Form 6-K filed on April 15, 2025)
4.4	Tenancy Agreement for the Registrant’s Warehouse in Singapore dated March 1, 2025 (incorporated by reference to Exhibit 10.2 to Registration Statement on Form F-1/A filed on March 21, 2025)
4.5	Form of Securities Purchase Agreement dated January 10, 2026 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on January 14, 2026).
8.1*	List of subsidiaries of the Registrant
11.1	Code of Ethics and Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to Registration Statement on Form F-1/A filed on March 21, 2025)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 to Form 20-F filed on June 30, 2025)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP, independent registered public accounting firm
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to Form 20-F filed on June 30, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Executive Compensation Plan or Agreement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IOTHREE LIMITED

Date: July 7, 2026	By:	/s/ Eng Chye Koh
	Name:	Eng Chye Koh
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

IOTHREE LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of iOThree Limited and subsidiaries (collectively referred to as the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

July 7, 2026

IOTHREE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	March 31, 2026	March 31, 2025

ASSETS
Current assets:
Cash and cash equivalents	$2,120,809	$443,117
Accounts receivable	1,092,220	1,325,186
Net investment in sales-type leases	154,947	203,381
Inventories	1,228,077	690,521
Deposits, prepayments and other receivables	1,012,642	1,467,600
Total current assets	5,608,695	4,129,805

Non-current assets:
Property and equipment, net	1,754,892	874,262
Intangible assets, net	359,850	367,939
Net investment in sales-type leases	188,988	294,499
Prepayments	568,705	-
Total non-current assets	2,872,435	1,536,700

TOTAL ASSETS	$8,481,130	$5,666,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$779,520	$977,458
Customer deposits	1,298,959	1,377,535
Other payables and accrued liabilities	358,360	841,979
Bank borrowings	108,059	46,983
Lease liabilities	567,340	424,070
Total current liabilities	3,112,238	3,668,025

Long-term liabilities:
Bank borrowings	268,645	36,569
Lease liabilities	634,564	216,430
Total long-term liabilities	903,209	252,999

TOTAL LIABILITIES	4,015,447	3,921,024

Commitments and contingencies

Shareholders’ equity
Preferred shares, US$0.0625 par value, 1,000,000 shares authorized; no share issued and outstanding
Class A shares and Ordinary shares, US$0.0625 par value, 9,000,000 Class A shares and 70,000,000 Ordinary shares authorized; 1,831,675 Class A shares and 2,296,566 ordinary shares issued and outstanding	258,014	150,000
Additional paid-in capital	4,426,814	652,637
Currency translation reserve	(748)	-
(Accumulated losses)/Retained earnings	(218,397)	942,844
Total shareholders’ equity	4,465,683	1,745,481

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,481,130	$5,666,505

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended March 31,
	2026	2025	2024

Revenues, net	$14,709,239	$10,478,550	$8,570,070

Cost of revenue	(11,557,897)	(8,614,316)	(6,724,479)

Gross profit	3,151,342	1,864,234	1,845,591

Operating cost and expenses:
Sales and marketing expenses	(580,751)	(579,042)	(406,870)
General and administrative	(3,727,801)	(1,475,028)	(1,453,282)
Other operating income/(expenses)	23,607	(12,818)	(18,588)
Total operating cost and expenses	(4,284,945)	(2,066,888)	(1,878,740)

Loss from operations	(1,133,603)	(202,654)	(33,149)

Finance income	15,679	23,671	20,743
Finance cost	(64,749)	(34,702)	(35,830)

Loss before income taxes	(1,182,673)	(213,685)	(48,236)

Income tax credit/(expense)	21,432	(16,830)	43,790

NET LOSS	$(1,161,241)	$(230,515)	$(4,446)

Net loss per share attributable to Ordinary shares and Class A shares
Basic and diluted	$(0.44)	$(0.10)	$- **

Weighted average number of Ordinary shares and Class A shares outstanding
Basic and diluted	2,641,990	2,400,000	2,400,000 *

*	Giving retroactive effect to the 24,000,000 shares issued and outstanding following the share consolidation and share split on August 22, 2024, for all periods presented. Following the one-for-ten reverse share split effected on November 10, 2025, the 24,000,000 ordinary shares outstanding as of August 22, 2024 were retrospectively adjusted and presented as 2,400,000 ordinary shares.

**	The net loss per share for year ended March 31, 2024 is immaterial.

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Years ended March 31,
	2026	2025	2024

Net loss	$(1,161,241)	$(230,515)	$(4,446)

Other comprehensive loss:
Changes in foreign currency translation, net of tax	(748)	-	-

Total comprehensive loss	$(1,161,989)	$(230,515)	$(4,446)

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Class A share and Ordinary share
	No. of Class A shares	No. of Ordinary shares	Amount	Additional paid-in capital	Currency translation reserve	(Accumulated losses)/Retained earnings	Total shareholders’ equity

Balance as of April 1, 2023	-	*2,400,000	$150,000	$652,637	$-	$1,470,305	$2,272,942

Dividends declared and paid to the former shareholders	-	-	-	-	-	(292,500)	(292,500)

Net loss for the year	-	-	-	-	-	(4,446)	(4,446)
Balance as of March 31, 2024	-	*2,400,000	150,000	652,637	-	1,173,359	1,975,996

Net loss for the year	-	-	-	-	-	(230,515)	(230,515)
Balance as of March 31, 2025	-	2,400,000	150,000	652,637	-	942,844	1,745,481

Issuance of ordinary shares through public offering, net	-	165,000	10,313	2,591,878	-	-	2,602,191

Share redesignation	1,831,674	(1,831,674)	-	-	-	-	-

Cancellation of warrants	-	-	-	(80,000)	-	-	(80,000)

Reverse share split rounding adjustment	1	21	-	-	-	-	-

Issuance of ordinary shares	-	1,563,219	97,701	1,262,299	-	-	1,360,000

Changes in currency translation reserve	-	-	-	-	(748)	-	(748)

Net loss for the year	-	-	-	-		(1,161,241)	(1,161,241)
Balance as of March 31, 2026	1,831,675	2,296,566	$258,014	$4,426,814	$(748)	$(218,397)	$4,465,683

*	Giving retroactive effect to the 24,000,000 shares issued and outstanding following the share consolidation and share split on August 22, 2024, for all periods presented. Following the one-for-ten reverse share split effected on November 10, 2025, the 24,000,000 ordinary shares outstanding as of August 22, 2024 were retrospectively adjusted and presented as 2,400,000 ordinary shares.

See accompanying notes to consolidated financial statements.

IOTHREE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Year ended March 31,
	2026	2025	2024

Cash flows from operating activities:
Loss before income taxes	$(1,161,241)	$(230,515)	$(4,446)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	722,851	475,460	310,384
Bad debt expenses	-	-	1,435
Unrealised foreign exchange losses/(gains), net	9,522	(2,861)	6,088
Amortization of intangible assets	75,701	74,147	60,003
Fixed assets written off	2,513	-	-
Intangible assets written off	75,315	-	-
Change in operating assets and liabilities:
Accounts receivable	226,773	(371,259)	81,952
Net investment in sales-type leases	153,945	96,983	(171,705)
Inventories	(448,349)	221,911	263,735
Deposits, prepayments, and other receivables	(1,135,152)	59,475	(127,282)
Accounts payable	(197,464)	(77,174)	213,346
Customer deposits	(78,576)	(189,735)	1,195,661
Other payables and accrued liabilities	(483,620)	431,665	(197,751)

Net cash (used in)/provided by operating activities	(2,237,782)	488,097	1,631,420

Cash flows from investing activities:
Purchase of property and equipment	(578,063)	(548,739)	(468,355)
Purchase of intangible assets	(83,429)	(32,311)	(23,010)
Net cash used in investing activities	(661,492)	(581,050)	(491,365)

Cash flows from financing activities:
Net Proceeds from initial public offering	3,623,597	-	-
Proceeds from issuance of ordinary shares	1,360,000	-	-
Proceeds from bank borrowings	388,636	-	-
Funds injected by a shareholder	-	-	700,000
Consideration paid for cancellation of warrants	(80,000)	-	-
Proceeds from lease financing	-	335,003	382,316
Repayment of bank borrowings	(98,062)	(45,139)	(43,120)
Dividends paid	-	-	(277,891)
Repayment of lease liabilities	(619,271)	(570,279)	(464,211)
Payment of deferred offering costs	-	(185,117)	(836,288)
Net cash provided by/(used in) financing activities	4,574,900	(465,532)	(539,194)

Effect on exchange rate change on cash and cash equivalents	2,066	6,510	(7,317)

Net change in cash and cash equivalent	1,677,692	(551,975)	593,544

BEGINNING OF YEAR	443,117	995,092	401,548

END OF YEAR	$2,120,809	$443,117	$995,092

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash (received)/paid for income taxes by Singapore subsidiary	$(21,432)	$17,220	$48,623
Cash paid for interest	$64,749	$34,702	$35,830
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Right-of-use assets obtained in exchange for lease liabilities	1,369,022	-	-
Deferred offering costs offset against proceeds from initial public offering	2,976,403	-	-

See accompanying notes to consolidated financial statements.

NOTE – 1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

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

Description of subsidiaries incorporated and controlled by the Company as at balance sheet date:

Name	Background	Effective ownership

iOThree Maritime Technologies Limited (“iO3 BVI”)	● British Virgin Islands company ● Incorporated on August 21, 2023 ● Issued and outstanding 1,000 ordinary shares for US$1,000 ● Investment holding ● Provision of investment holding	100% owned by iOThree Cayman

iO3 Pte. Ltd. (“iO3 Singapore”)	● Singaporean company ● Incorporated on February 19, 2019 ● Issued and outstanding 147,360 ordinary shares for US$802,137 ● Satellite communications and software	100% owned by iO3 BVI

iO3 Sdn. Bhd.	● Malaysian company ● Incorporated on April 23, 2025 ● Issued and outstanding 100 ordinary shares for RM100 ● Satellite communications and software	100% owned by iO3 Singapore

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

The financial statements of the Company were prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company. Accordingly, the results of the Company include the results of the subsidiaries for year ended March 31, 2026, 2025 and 2024. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

Forward Share Consolidation and Share Split

On August 22, 2024, the Company conducted share consolidation and share split as follow:

(a) Share consolidated at the ratio of 1:5, i.e. every 5 ordinary shares were consolidated to 1 ordinary share; and

(b) Share split at the ratio of 8:1, i.e. every 1 ordinary share was subdivided into 8 ordinary shares.

Subsequent to the above exercise, the Company has an authorised share of 80,000,000 ordinary shares of par value US$0.00625 each and 24,000,000 ordinary shares outstanding, before giving effect to the one-for-ten reverse share split on November, 10,2025 (see below for further information). All share and per share data prior to August 22, 2024 have been retroactively adjusted to reflect the forward share consolidation and share split throughout these consolidated financial statements.

Reverse Share Split

On October 10, 2025, at the Extraordinary General Meeting of Members of iOThree Limited (the “Company”), the Company’s shareholders approved:

(a) the Second Amended and Restated Memorandum and Articles of Association, increased the authorized share capital of the Company from US$500,000.00 divided into 80,000,000 ordinary shares of a par value of US$0.00625 each to US$5,000,000.00 divided into 800,000,000 shares of a par value of US$0.00625 each, comprising (i) 700,000,000 ordinary shares of a par value of US$0.00625 each, (ii) 90,000,000 class A shares of a par value of US$0.00625 each (the “Class A Shares”), and (iii) 10,000,000 preferred shares of a par value of US$0.00625 each ; and

(b) the redesignation of certain issued ordinary shares, par value $0.00625 per share, as issued class A shares, par value $0.00625 per share (the “Class A Shares”), on a one-for-one basis.

(c) a share consolidation of the Company’s issued and unissued shares, par value US$0.00625 each, at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20), with the exact ratio determined by the Company’s Board of Directors.

On November 10, 2025, the Company conducted a one-for-ten reverse share split (Reverse Split) of the Company’s issued and unissued ordinary shares, Class A shares, and preferred shares, at a new par value of $0.0625 per share.  No fractional shares will be issued as a result of the reverse share split, and instead, all such fractional shares resulting from the reverse share split will be rounded up to the nearest whole share. Prior to the reverse share split, the Company has 7,333,257 Ordinary Shares and 18,316,743 class A shares issued and outstanding, and no preferred shares outstanding. Following the reverse share split, the Company has 733,347 Ordinary Shares and 1,831,675 class A shares issued and outstanding, exclusive of shares issuable under outstanding warrants, and the Company has 70,000,000 authorized Ordinary Shares, 9,000,000 authorized class A shares and 1,000,000 authorized preferred shares. The rounding up of fractional shares resulted in the issuance of 21 additional Ordinary Shares and 1 additional Class A Shares. The effect of the rounded-up shares was recorded within shareholders’ equity and did not have a material impact on total shareholders’ equity. All the shares number and the per-share data included in these consolidated financial statements have been retroactively adjusted as though the Reverse Share Split has been effected prior to all periods presented.

NOTE – 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for credit losses on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets and impairment of long-lived assets, and deferred tax valuation allowance.

●	Basis of Consolidation

The consolidated financial statements include the consolidated financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

The consolidated financial statements of the Company and the Group are presented in United States Dollar, which is the functional and presentation currency of the Company and the presentation currency of the Group.

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Assets and liabilities of subsidiaries whose functional currency is not the US$ are translated into US$ at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the reporting period. Translation adjustments are recorded in other comprehensive income and accumulated in shareholders’ equity as foreign currency translation reserve.

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

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable are within 90 days upon the delivery of goods or services. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The Company estimates expected credit losses for accounts receivable in accordance with ASC 326, Financial Instruments—Credit Losses. The allowance for credit losses is estimated based on historical collection experience, aging of receivables, specific customer credit risk, current economic conditions, and reasonable and supportable forecasts that affect collectability. Accounts receivable are written off against the allowance when management determines that the receivable is uncollectible. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

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

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life

Computer equipment	3 years
Furniture, fixtures and fittings	3 years
Equipment	3 to 7 years
Motor vehicles	5 years
Renovation	3 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Intangible assets

The software license is acquired by the Company. It is initially recognized at cost and subsequently carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is calculated on the straight-line basis over its expected useful lives of 7 years.

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

The Company is subject to GST which is levied on the products at the rate of 0% - 9% (2025: 0% - 9% and 2024: 0% - 8%) on the invoiced value of sales in Singapore. The Company records its revenues on product sales, net of good and service taxes (“GST”).

Advance payment from customer on future products are recorded as customer deposit and recognized as income when the control and ownership of the good is transferred to the customer.  The deposits received in advance from customers were $1,298,959 and $1,377,535 as at March 31, 2026 and March 31, 2025, respectively.

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

The Company suspend recognition of sales-type lease revenue and operating lease revenue and place the account on non-accrual status when management determines that collection of future income is not probable (generally after 60 days past due). The Company resume recognition of revenue, and recognize previously suspended income, when the Company consider collection of remaining amounts to be probable. The Company write off interest earned but uncollected prior to the receivables being placed on non-accrual status through allowance for credit losses when, in the judgment of management, the Company consider it to be uncollectible.

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

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $56,562, $65,841 and $67,994 for the year ended March 31, 2026, 2025 and 2024, respectively.

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

The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of Other Income. The grants received were $14,826, $17,079 and $19,436 for the years ended March 31, 2026, 2025 and 2024, respectively from the Singapore Government.

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

As of March 31, 2026 and March 31, 2025, the Company has no significant unrecognized deferred tax assets and liabilities.

Goods and services tax (“GST”)

Revenues, expenses and assets are recognized net of the amount of GST except:

-	Where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

-	Receivables and payables that are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated balance sheets.

For the year ended March 31, 2026, 2025 and 2024, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2026 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. The contributions made for the year ended March 31, 2026, 2025 and 2024 were $325,484, $248,842 and $181,512 respectively.

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

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $77,515) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2026, cash balances of $2.1 million, held at financial institutions in Singapore, were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company records an allowance for credit losses in accordance with ASC 326, Financial Instruments—Credit Losses. The allowance for credit losses represents management’s estimate of expected credit losses over the contractual life of the receivables and is measured based on historical collection experience, aging of receivables, customer-specific credit risk, current economic conditions, and reasonable and supportable forecasts that affect collectability.

The Company evaluates accounts receivable on a collective basis when receivables share similar risk characteristics and on an individual basis when specific receivables no longer share similar risk characteristics or when specific collection concerns are identified.

The Company monitors credit risk on an ongoing basis, including concentrations of credit risk. Concentration of credit risk may arise when customers have similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

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

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Company adopted ASU 2023-07 in these consolidated financial statements. The adoption did not have a material impact on the Company’s consolidated financial statements other than enhanced segment disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Company adopted ASU 2023-09 for the annual period ended March 31, 2026. The adoption did not have a material impact on the Company’s financial position, results of operations or cash flows, but resulted in enhanced income tax disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03 for public business entities, including non-calendar-year entities. The amendments are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this guidance on its consolidated financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides targeted amendments related to the measurement of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. The Company is currently evaluating the impact of the guidance on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting guidance for internal-use software costs. The Company is currently evaluating the impact of the guidance on its accounting policies for software development costs and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. ASU 2025-10 establishes accounting guidance for the recognition, measurement, presentation and disclosure of government grants received by business entities. The Company is currently evaluating the impact of the guidance on its consolidated financial statements and related disclosures.

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

NOTE – 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

The Company has disaggregated its revenue from contracts with customers into categories based on the business segment and nature of the revenue in the following table:

	Years ended March 31,
	2026				2025				2024
	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total
Revenue
Subscription	$5,090,759	1,411,220	—	6,501,979	$4,408,157	503,586	—	4,911,743	$3,678,354	369,179	—	4,047,533
Equipment, device and services	1,548,864	6,658,396	—	8,207,260	2,250,024	3,316,783	—	5,566,807	1,933,744	2,588,793	—	4,522,537
	6,639,623	8,069,616	—	14,709,239	6,658,181	3,820,369	—	10,478,550	5,612,098	2,957,972	—	8,570,070
Cost of revenue
Subscription	$(3,472,419)	(866,256)	—	(4,338,675)	$(2,920,327)	(532,030)	—	(3,452,357)	$(2,018,989)	(363,207)	—	(2,382,196)
Equipment, device and services	(1,418,651)	(5,800,571)	—	(7,219,222)	(2,036,887)	(3,125,072)	—	(5,161,959)	(1,931,319)	(2,410,964)	—	(4,342,283)
	(4,891,070)	(6,666,827)	—	(11,557,897)	(4,957,214)	(3,657,102)	—	(8,614,316)	(3,950,308)	(2,774,171)	—	(6,724,479)
Gross profit / (loss)
Subscription	$1,618,340	544,964	—	2,163,304	$1,487,830	(28,444)	—	1,459,386	$1,659,365	5,972	—	1,665,337
Equipment, device and services	130,213	857,825	—	988,038	213,137	191,711		404,848	2,425	177,829	—	180,254
	1,748,553	1,402,789	—	3,151,342	1,700,967	163,267	—	1,864,234	1,661,790	183,801	—	1,845,591

Operating expenses	$(85,122)	—	(4,199,823)	(4,284,945)	$(124,265)	—	(1,942,623)	(2,066,888)	$(74,844)	—	(1,803,896)	(1,878,740)
Income/(loss) from operations	1,663,431	1,402,789	(4,199,823)	(1,133,603)	1,576,702	163,267	(1,942,623)	(202,654)	1,586,946	183,801	(1,803,896)	(33,149)

Finance income	15,679	—	—	15,679	23,671	—	—	23,671	20,743	—	—	20,743
Finance cost	(39,593)	—	(25,156)	(64,749)	(29,015)	—	(5,687)	(34,702)	(29,370)	—	(6,460)	(35,830)
Income/ (loss) before income taxes	1,639,517	1,402,789	(4,224,979)	(1,182,673)	1,571,358	163,267	(1,948,310)	(213,685)	1,578,319	183,801	(1,810,356)	(48,236)

	March 31, 2026				March 31, 2025
	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total	Satellite connectivity solution	Digitalization and other solution	Unallocated	Total

Segment assets	$2,004,208	1,706,398	4,770,524	8,481,130	$2,496,724	1,119,209	2,050,572	5,666,505
Segment liabilities	1,808,308	637,461	1,569,678	4,015,447	2,225,732	802,457	892,835	3,921,024

The following table presents revenues earned from external customers:

	Year ended March 31,
	2026	2025	2024

Subscription income from satellite connection service	$5,090,759	$4,408,157	$3,678,354
Sales and lease of satellite network equipment and device	1,548,864	2,250,024	1,933,744
Subscription income from Jarviss	1,411,220	503,586	369,179
Revenue from IT support services	6,622,145	3,194,055	2,418,470
Revenue from shipboard support services	36,251	122,728	170,323
	$14,709,239	$10,478,550	$8,570,070

The major customers (refer to Note 16(a) for further details) contributed for $5,048,549 (2025: $2,424,451 and 2024: $869,824) of the Company’s total revenue.

Included in the revenue from sales and lease of equipment, device and services of satellite connectivity solution of $1,548,864 (2025: $2,250,024 and 2024: $1,933,744), the lease income from sales-type lease and operating lease are as below:

	Year ended March 31,
	2026	2025	2024

Sales-type lease income	$69,511	$147,707	$409,931
Operating lease income	337,826	226,500	116,150
	$407,337	$374,207	$526,081

The following table presents revenues by geographic area based on the countries in which the customer is located:

	Year ended March 31,
	2026	2025	2024

Singapore	$10,107,584	$5,228,044	$3,407,171
Israel	1,179,716	1,316,832	869,824
Malaysia	1,338,876	1,126,294	1,130,439
Vietnam	509,391	675,186	534,472
Republic of Marshall Islands	320,038	428,251	376,457
Thailand	112,354	295,814	625,178
Indonesia	307,191	398,979	816,023
United Kingdom	302,898	-	-
Republic of China	61,715	239,124	56,500
Others	469,476	770,026	754,006
	$14,709,239	$10,478,550	$8,570,070

NOTE – 4 FINANCE INCOME

Finance income consisted of interest income from sales-type lease as a lessor.

NOTE – 5 FINANCE COSTS

Finance costs consisted of the following:

	Year ended March 31,
	2026	2025	2024

Interest expense in relating to leases	$40,664	$29,015	$29,370
Interest expense in relating to bank borrowing	24,085	5,687	6,460
	$64,749	$34,702	$35,830

NOTE – 6 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2026	March 31, 2025

Accounts receivable, net	$1,092,220	$1,325,186

The Company generally conducts its business with creditworthy third parties. For the year ended March 31, 2026, 2025 and 2024, the Company evaluated the collectability of accounts receivable and determined that no allowance for credit losses was required.

Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. There was no bad debt write-offs for the year ended March 31, 2026 (2025: Nil and 2024: $1,435).

At March 31, 2026 and March 31, 2025, the analysis of the accounts receivable aging at the reporting date was as follows.

	March 31, 2026	March 31, 2025

Less than 30 days	$353,262	$1,103,381
31-60 days	480,980	83,925
61-90 days	47,402	35,735
More than 90 days	210,576	102,145

	$1,092,220	$1,325,186

The unsatisfied performance obligation resulting from long term satellite connectivity and digitalization contracts were expected to be recognized as revenue over the periods as specified below:

	March 31, 2026	March 31, 2025

Less than 1 year	$3,244,136	$2,270,362
From 1 to 2 years	2,045,793	1,061,866
From 2 to 3 years	725,765	585,489
From 3 to 4 years	10,715	129,652
From 4 to 5 years	-	10,715

Total	$6,026,409	$4,058,084

NOTE – 7 INVENTORIES

The Company’s inventories consisted of the following:-

	March 31, 2026	March 31, 2025

Satellite network and information technology equipment, at cost	$1,228,077	$690,521

No reserve for obsolete inventories as of March 31, 2026 and March 31, 2025.

NOTE – 8 DEFERRED OFFERING COSTS

Included in the deposits, prepayments and other receivables, the deferred offering costs as of March 31, 2026 and March 31, 2025 were as follows:

	March 31, 2026	March 31, 2025

Deferred offering costs	$-	$1,021,405

NOTE – 9 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	March 31, 2026	March 31, 2025
At cost:
Right-of-use assets	$1,117,118	$580,401
Equipment	1,415,816	1,221,925
Renovation	336,031	-
Computer equipment	125,737	157,754
Furniture, fixtures and fittings	25,693	9,199
Motor vehicles	-	7,179
	3,020,395	1,976,458
Less: accumulated depreciation	(1,265,503)	(1,102,196)

Property and equipment, net	$1,754,892	$874,262

Property and equipment under finance leasing arrangements classified under equipment as of March 31, 2026 and March 31, 2025 amounted to $489,951 and $622,075, respectively. Details of such leased assets are disclosed in Note 10.

Right-of-use assets under operating leasing arrangements as of March 31, 2026 and March 31, 2025 amounted to $912,855 and $126,372 respectively. Details of such leased assets are disclosed in Note 10.

Depreciation expense for the year ended March 31, 2026, 2025 and 2024 were included in cost of revenue and general and administrative expenses as below:-

	Year ended March 31,
	2026	2025	2024

Cost of revenue:
Depreciation on equipment under finance lease	$284,364	$255,189	$139,020
General and administrative expenses
Depreciation on rights of use assets under operating lease	305,111	156,432	140,239
Depreciation on other assets	133,376	63,839	31,125
	$722,851	$475,460	$310,384

NOTE – 10 LEASES

Company as a lessee

The Company has entered into finance lease agreements to purchase the equipment used in its operations. The lease terms are 3 years. The right-of-use of the equipment are included under property and equipment.

The Company has also entered into operating lease agreements for office and warehouse. The remaining lives of the leases were more than 2 years. The Company adopts 4.33% as weighted average incremental borrowing rate to determine the present value of the lease payments.

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet.

	March 31, 2026	March 31, 2025

Assets
Finance lease, right-of-use assets, net	$489,951	$622,075
Operating lease, right-of-use assets, net	912,855	126,372

Total right-of-use asset	$1,402,806	$748,447

Liabilities
Current:
Finance lease liabilities	$193,092	$308,125
Operating lease liabilities	374,248	115,945
	567,340	424,070

Non-current:
Finance lease liabilities	89,420	216,430
Operating lease liabilities	545,144	-
	634,564	216,430

Total lease liabilities	$1,201,904	$640,500

	Year ended March 31,
	2026	2025	2024

Finance lease cost:
Interest on lease liabilities (per ASC 842)	$15,394	$25,559	$21,868

Operating lease cost:
Operating lease expense (per ASC 842)	330,381	159,889	147,741
Total lease expense	$345,776	$185,448	$169,609

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. There were no short-term leases for years ended March 31, 2026, March 31, 2025 and March 31, 2024.

Components of Lease Expense

The Company recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments

Finance lease

As of March 31, 2026 and March 31, 2025, the maturities of finance lease liabilities (excluding short-term leases) were as follows:

	March 31, 2026	March 31, 2025

Less than 1 year	$199,722	$322,296
More than 1 year	91,500	221,097
Total undiscounted lease payments	291,222	543,393
Less: Interest	(8,710)	(18,838)

	$282,512	$524,555

Representing:-
Current liabilities	$193,092	$308,125
Non-current liabilities	89,420	216,430

	282,512	524,555

Operating lease

As of March 31, 2026 and March 31, 2025, the maturities of operating lease liabilities (excluding short-term leases) were as follows:

	March 31, 2026	March 31, 2025

Less than 1 year (current liabilities)	$374,248	$115,945
From 1 to 2 years (non-current liabilities)	545,144	-

	$919,392	$115,945

Company as a lessor

Sales-type lease receivables

The Company has entered into sales-type lease agreements with customers for sales of equipment. The lease terms are 3-5 years. Net investment in sales-type leases, which is the sum of the present value of the future contractual lease payments from customers. Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	March 31, 2026	March 31, 2025

Gross lease receivables	$587,671	$794,126
Received cash	(227,711)	(267,877)
Unearned interest income	(16,025)	(28,369)

	$343,935	$497,880

Reported as:
Current net investment in sales-type lease	154,947	203,381
Non-current net investment in sales-type lease	188,988	294,499

	$343,935	$497,880

As of March 31, 2026 and March 31, 2025, undiscounted future lease payments under sales-type lease receivables from customers for the next five years and thereafter were as follows:

	March 31, 2026	March 31, 2025

Less than 1 year	$154,947	$203,381
From 1 to 2 years	115,283	145,450
From 2 to 3 years	67,410	91,868
From 3 to 4 years	6,295	50,887
From 4 to 5 years	-	6,294

Total	$343,935	$497,880

Lease income in operating lease

The Company has entered into lease agreements with customers for rental of equipment. The leases are fixed payment and the lease terms are 3 years. The Company recognized the lease payments as revenue in profit or loss over the lease term on a straight-line basis as below:

	Year ended March 31,
	2026	2025	2024

Lease income relating to operating lease	$337,826	$226,500	$116,150

The operating lease term is 3 years. As of March 31, 2026 and March 31, 2025, undiscounted cash flows of our operating lease receivables from customers for the next three years and thereafter were as follows:

	March 31, 2026	March 31, 2025

Less than 1 year	$255,024	$235,200
From 1 to 2 years	130,652	143,050
From 2 to 3 years	35,847	34,200

	$421,523	$412,450

NOTE – 11 INTANGIBLE ASSETS

	March 31, 2026	March 31, 2025

Intangible assets:
Software license	$538,031	$528,031
Software under development	89,923	32,311
	627,954	560,342
Less: accumulated amortization	(268,104)	(192,403)

Intangible assets, net	$359,850	$367,939

The amortization expense, included in the cost of revenue, for year ended March 31, 2026, 2025 and 2024 was $75,701, $74,147 and $60,003 respectively.

During the year ended March 31, 2026, the Company wrote off software development costs of US$75,315 relating to project that was no longer expected to be completed for their intended use. The write-off was recorded in general and administrative expenses in the consolidated statements of operations. There was no intangible asset written off for year ended March 31, 2025 and 2024.

As of March 31, 2026, the estimated future amortization of finite-lived intangible assets for the next five years and thereafter was as follows:

Year ended March 31, 2027	$78,647
Year ended March 31, 2028	78,647
Year ended March 31, 2029	78,647
Year ended March 31, 2030	20,394
Thereafter	13,592

Total	$269,927

NOTE – 12 BANK BORROWING

Bank borrowing consisted of the following:

	Term of repayments	Annual interest rate	March 31, 2026	March 31, 2025

Term loan	5 years	4.25%	$38,103	$83,552
Term loan	5 years	7.75%	338,601	-
			$376,704	$83,552
Representing :-
Within 12 months			$108,059	$46,983
Over 1 year			268,645	36,569

			$376,704	$83,552

As of March 31, 2026 and March 31, 2025, bank borrowing was obtained from a financial institution in Singapore, which bear annual interest at fixed rate ranging from 4.25% to 7.75% and are repayable in 5 years.

The Company’s bank borrowing is guaranteed under personal guarantees from the directors, Eng Chye Koh and Joanna Hui Cheng Soh (resigned as a director on January 20, 2026), and a third party.

NOTE – 13 SHAREHOLDERS’ EQUITY

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

Subsequent to the above exercise, the Company has an authorised share of 80,000,000 ordinary shares of par value US$0.00625 each and 24,000,000 ordinary shares outstanding, before giving effect to the one-for-ten reverse share split on November, 10,2025 (see below for further information). All share and per share data prior to August 22, 2024 have been retroactively adjusted to reflect the forward share consolidation and share split throughout these consolidated financial statements.

On April 10, 2025, in connection with the Company’s initial public offering, the Company issued an aggregate of 1,650,000 ordinary shares, par value $0.00625 per share, at a public offering price of $4.00 per share, before giving effect to the one-for-ten reverse share split.

On October 10, 2025, at the Extraordinary General Meeting of Members of iOThree Limited (the “Company”), the Company’s shareholders approved:

(a) the Second Amended and Restated Memorandum and Articles of Association, increased the authorized share capital of the Company from US$500,000.00 divided into 80,000,000 ordinary shares of a par value of US$0.00625 each to US$5,000,000.00 divided into 800,000,000 shares of a par value of US$0.00625 each, comprising (i) 700,000,000 ordinary shares of a par value of US$0.00625 each, (ii) 90,000,000 class A shares of a par value of US$0.00625 each (the “Class A Shares”), and (iii) 10,000,000 preferred shares of a par value of US$0.00625 each ; and

(b) the redesignation of certain issued ordinary shares, par value $0.00625 per share, as issued class A shares, par value $0.00625 per share (the “Class A Shares”), on a one-for-one basis.

(c) a share consolidation of the Company’s issued and unissued shares, par value US$0.00625 each, at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20), with the exact ratio determined by the Company’s Board of Directors.

On November 10, 2025, the Company conducted a one-for-ten reverse share split (Reverse Split) of the Company’s issued and unissued ordinary shares, Class A shares, and preferred shares, at a new par value of $0.0625 per share.  No fractional shares will be issued as a result of the reverse share split, and instead, all such fractional shares resulting from the reverse share split will be rounded up to the nearest whole share. Prior to the reverse share split, the Company has 7,333,257 Ordinary Shares and 18,316,743 class A shares issued and outstanding, and no preferred shares outstanding. Following the reverse share split, the Company has 733,347 Ordinary Shares and 1,831,675 class A shares issued and outstanding, exclusive of shares issuable under outstanding warrants, and the Company has 70,000,000 authorized Ordinary Shares, 9,000,000 authorized class A shares and 1,000,000 authorized preferred shares. All shares and the per-share data included in these consolidated financial statements have been retroactively adjusted as though the Reverse Share Split has been effected prior to all periods presented.

On January 10, 2026, the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with certain investors. Pursuant to the Securities Purchase Agreements, the Company agreed to issue an aggregate of 2,298,852 ordinary shares, par value US$0.0625 per share (the “Shares”), at a purchase price of US$0.87 per share to the Investors, for a total purchase price of approximately US$2.0 million. As of March 31, 2026, the Company had issued 1,563,219 Shares. As of March 31, 2026, the Company has 2,296,566 Ordinary Shares and 1,831,675 Class A Shares issued and outstanding, and no preferred shares outstanding.

The subscription proceeds for the remaining 735,633 Ordinary Shares were received after balance sheet date, and the corresponding Ordinary Shares were issued on April 2, 2026. As of the date of this report, the Company has 3,032,199 Ordinary Shares and 1,831,675 Class A Shares issued and outstanding, and no preferred shares outstanding.

Our Board of Directors has authorized three classes of stock, Ordinary Share, Class A Share and preferred share.

The holders of iO3 Cayman’s Ordinary Share are entitled to the following rights:

Voting Rights: The rights of the holders of Ordinary Shares and Class A Shares are identical, except with respect to voting. Each Ordinary Share is entitled to one vote per share, and each Class A Share is entitled to 50 votes per share. Shares of Class A may be converted at any time at the option of the stockholder and automatically convert back to Ordinary Share upon sale or transfer to a person who is not a Permitted Transferee.

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

Representative’s Warrants

Upon closing of the Company’s initial public offering, the Company issued to the underwriter, or its designees, warrants to purchase an aggregate of 147,000 Ordinary Shares. The Representative’s Warrants were exercisable, in whole or in part, from April 11, 2025 to April 11, 2030 at an exercise price of US$5.00 per share, representing 125% of the initial public offering price.

The Company evaluated the Representative’s Warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Contracts in Entity’s Own Equity, and determined that the Representative’s Warrants qualified for classification within shareholders’ equity. Accordingly, the Representative’s Warrants were not subsequently remeasured after issuance.

Following the Company’s reverse share split, the number of Ordinary Shares issuable upon exercise of the Representative’s Warrants was adjusted to 14,700 shares. On October 15, 2025, the Company entered into a supplemental agreement with the underwriter for the surrender and cancellation of all of the Representative’s Warrants for consideration of US$80,000. The payment was accounted for as a reduction of additional paid-in capital. No Representative’s Warrants were exercised, and no Representative’s Warrants were outstanding as of March 31, 2026.

Dividend Distribution

	Year ended March 31,
	2026	2025	2024

Declared and paid during the financial year ended

Dividends on ordinary shares: Interim exempt (one-tier) dividends of Nil (March 31, 2025: Nil and March 31, 2024: $1.98 cents) per share	$-	$-	$(292,500)

NOTE – 14 INCOME TAXES

The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, for the year ended March 31, 2026. The adoption did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows, but resulted in enhanced income tax disclosures.

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

Singapore

iO3 Pte. Ltd’s operations are primarily conducted in Singapore and are therefore subject to Singaporean tax law at the corporate tax rate at 17% on the Company’s assessable income arising in Singapore during its tax year. Singapore is the largest region where the Group’s business was located for the years ended March 31, 2026, 2025 and 2024. Accordingly, the Singapore tax rate has been used for the reconciliation to the effective income tax rate in the table below.

Malaysia

iO3 Sdn. Bhd’s operations are primarily conducted in Malaysia and are therefore subject to Malaysian tax law at the corporate tax rate at 24% on the Company’s assessable income arising in Malaysia during its tax year.

The provision for income taxes consisted of the following:

	Year ended March 31,
	2026	2025	2024

Current income tax expense	$-	$-	$-
(Over)/under provision for income taxes in prior financial years for the Singapore subsidiary	(21,432)	16,830	(43,790)
	$(21,432)	$16,830	$(43,790)

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the year ended March 31, 2026, 2025 and 2024 are as follows:

	2026		2025		2024

Loss before income taxes	$(1,182,673)		$(213,685)		$(48,236)

Income tax expense at statutory rate @17%	(201,054)	17.0%	(36,326)	17.0%	(8,200)	17.0%
Tax incentives	-	-%	-	-%	(28,995)	(60.1)%
Tax effect of deductible contractual lease payment	(112,892)	(9.5)%	(26,863)	(12.6)%	(25,738)	(53.4)%
Tax effect of non-deductible items	149,707	12.7%	102,609	48.0%	72,042	149.4%
Singapore statutory stepped income exemption	(6,919)	(0.6)%	-	-%	(13,072)	(27.1)%
Utilization of capital allowance	(94,438)	(8.0)%	(39,478)	(18.5)%	(37,962)	(78.7)%
(Over)/Under provision of income taxes in prior financial years, net	(21,432)	(1.8)%	16,830	7.9%	(43,790)	(90.8)%
Losses not subject to income tax	271,251	22.9%	58	-%	-	-%
Foreign tax rate differential	(1,833)	(0.2)%	-	-%	-	-%
Others	(3,822)	(0.3)%	-	-%	41,925	86.9%
	$(21,432)	(1.8)%	$16,830	7.9%	$(43,790)	(90.8)%

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2026 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended March 31, 2026, 2025 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2026.

NOTE – 15 RELATED PARTY TRANSACTIONS

As disclosed in Note 12, certain bank borrowings of the Company were guaranteed by personal guarantees provided by certain directors of the Company. No guarantee fee was paid or payable by the Company.

As of March 31, 2025, amounts due to directors were US$329,427, which were included in other payables and accrued liabilities in the consolidated balance sheet. The amounts due to directors were unsecured, non-interest bearing and repayable on demand. During the year ended March 31, 2026, the Company fully repaid the amounts due to directors. As of March 31, 2026, there were no amounts due to directors.

Apart from above transactions, the Company has no other significant or material related party transactions during the years presented.

NOTE – 16 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended March 31, 2026, 2025 and 2024, the customers who accounted for 10% or more of the Company’s revenue are as below:

	2026		2025		2024
	Percentage of revenue	Accounts receivable	Percentage of revenue	Accounts receivable	Percentage of revenue	Accounts receivable

Customer A (Digitalization and other solution segment)	8.0%	$10,704	12.6%	$2,212	10.2%	$-
Customer B (Connectivity segment)	19.9%	$335,767	10.6%	$142,058
Customer C (Digitalization and other solution segment)	14.4%	$106,528

(b)	Major vendors

For the year ended March 31, 2026, 2025 and 2024, the vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2026		2025		2024
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable

Vendor A	7.9%	$124,882	14.1%	$214,605	18.50%	$352,444
Vendor B	11.4%	$158,956	13.3%	$111,668
Vendor C	10.9%	$14,329
Vendor D	10.4%	$73,223

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and financing receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $77,515) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2026, cash balances of $2.1 million, held at financial institutions in Singapore, were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is exposed to credit risk primarily from accounts receivable arising from contracts with customers. The Company manages credit risk by performing credit evaluations of customers, monitoring outstanding balances and aging of receivables, and assessing customer-specific collection risks on an ongoing basis. The Company generally does not require collateral from its customers.

The Company records an allowance for credit losses in accordance with ASC 326, Financial Instruments—Credit Losses. The allowance for credit losses represents management’s estimate of expected credit losses over the contractual life of the receivables. In estimating expected credit losses, the Company considers historical collection experience, aging of receivables, past due status, customer-specific credit risk, current economic conditions, and reasonable and supportable forecasts that may affect collectability.

Accounts receivable are evaluated on a collective basis when they share similar risk characteristics. Receivables that do not share similar risk characteristics, or for which specific collection concerns have been identified, are evaluated on an individual basis. The Company considers receivables past due based on contractual payment terms. Receivables that are more than 60 days past due, or for which other information indicates that collection may be doubtful, are subject to additional review.

As of March 31, 2026, 23.4% (2025: 23.5%) of accounts receivable and sale-type lease investments were owed by a customer (2025: two customers). The ageing for aforementioned receivables were less than 90 days except for $80,416 (2025: $14,574) which was more than 60 days overdue.

(d)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by managing the mixture of fixed and variable rate debt, the issuance and maturity dates of debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of March 31, 2026 and March 31, 2025, the borrowings were at fixed interest rates.

(e)	Economic and political risk

The Company’s major operations are conducted in Asia. Accordingly, the political, economic, and legal environments in Asia, as well as the general state of Asia’s economy may influence the Company’s business, financial condition, and results of operations.

(f)	Exchange rate risk

The foreign exchange risk of the Group arises from subsidiaries operating countries, mainly Singapore and Malaysia. Translation risks of overseas net investments are not hedged.

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on the exchange rates of Singapore dollar and Malaysia Ringgit converted to US$ on that date. The exchange rates could fluctuate depending on changes in political and economic environments without notice.

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

NOTE – 17 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of March 31, 2026 and March 31, 2025, the Company has no material commitments or contingencies.

NOTE – 18 OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, except for the Representative’s Warrants disclosed in Note 13, which were surrendered and cancelled during the year ended March 31, 2026, the Company has not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, the Company does not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

NOTE – 19 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated the impact of all events or transactions that occurred after March 31, 2026, up through the date the Company issued the audited consolidated financial statements. Apart from the transactions disclosed elsewhere in these accompanying consolidated financial statements, the Company did not have any material subsequent events.